              As filed with Securities and Exchange Commission on
                               February 17, 1998
                                               Registration No.

         ------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------
                                   FORM S-6
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                            -----------------------
                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                      NEW ENGLAND LIFE INSURANCE COMPANY
                              (Name of Depositor)
                              501 Boylston Street
                          Boston, Massachusetts 02117
             (Address of depositor's principal executive offices)

                             ---------------------

                                 MARIE C. SWIFT
                                    Counsel
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117
                    (Name and address of agent for service)

                                   Copies to:
                                STEPHEN E. ROTH
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                          ---------------------------

         Flexible Premium Adjustable Variable Life Insurance Policies
               (Title and amount of securities being registered)

            As soon as practicable after the effective date of this
                            Registration Statement
                (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6

                             Cross-Reference Sheet


Form N-8B-2
Item No.         Caption in Prospectus
----------       ---------------------

1                Cover Page
2                Cover Page
3                Inapplicable
4                NELICO's Distribution Agreement
5                NELICO
6                The Variable Account
9                Inapplicable
10(a)            Other Policy Features
10(b)            Policy Values and Benefits
10(c), (d), (e)  Death Benefit; Cash Value; 24 Month Right; Surrender; Partial
                 Surrender; Right to Return the Policy; Loan Provision; Transfer
                 Option; Premiums
10(f), (g), (h)  Voting Rights; Rights Reserved by NELICO
10(i)            Limits to NELICO's Right to Challenge the Policy; Payment of
                 Proceeds; Investment Options
11               The Variable Account
12               Investments of the Variable Account; NELICO's Distribution
                 Agreement
13               Charges and Expenses; NELICO's Distribution Agreement; Charge
                 for NELICO's Income Taxes; Appendix A
14               Amount Provided for Investment Under the Policy; NELICO's
                 Distribution Agreement
15               Premiums
16               Investments of the Variable Account
17               Captions referenced under Items 10(c), (d), (e) and (i) above
18               The Variable Account
19               Reports; NELICO's Distribution Agreement
20               Captions referenced under Items 6 and 10(g) above
21               Loan Provision
22               Inapplicable
23               NELICO's Distribution Agreement
24               Limits to NELICO's Right to Challenge the Policy
25               NELICO
26               NELICO's Distribution Agreement

Form N-8B-2
Item No.         Caption in Prospectus
-----------      ---------------------

27               NELICO
28               Management
29               NELICO
30               Inapplicable
31               Inapplicable
32               Inapplicable
33               Inapplicable
34               NELICO's Distribution Agreement
35               NELICO
36               Inapplicable
37               Inapplicable
38               NELICO's Distribution Agreement
39               NELICO's Distribution Agreement
40               NELICO's Distribution Agreement
41(a)            NELICO's Distribution Agreement
42               Inapplicable
43               Inapplicable
44(a)            Investments of the Variable Account; Amount Provided for
                 Investment Under the Policy; Deductions from Premiums; Flexible
                 Premiums
44(b)            Charges and Expenses
44(c)            Flexible Premiums; Deductions from Premiums
45               Inapplicable
46               Investments of the Variable Account; Captions referenced under
                 Items 10(c), (d) and (e) above
47               Inapplicable
48               Inapplicable
49               Inapplicable
50               Inapplicable
51               Cover Page; Death Benefit; Lapse and Reinstatement; Charges and
                 Expenses; Additional Benefits by Rider; 24 Month Right; Payment
                 Options; Policy Owner and Beneficiary; Premiums; NELICO's
                 Distribution Agreement
52               Rights Reserved by NELICO
53               Tax Considerations
54               Inapplicable
55               Inapplicable
59               Financial Statements

                                NEW ENGLAND LIFE
                               INSURANCE COMPANY

                          Flexible Premium Adjustable
                        Variable Life Insurance Policies

Issued by:                               Administrative Office:
New England Life Insurance Company
501 Boylston Street
Boston, Massachusetts 02116
(617) 578-2000



     This prospectus describes individual Flexible Premium Adjustable Variable Life Insurance Policies (the "Policies") offered by New England Life Insurance Company ("NELICO"), an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife").

     Each Policy provides premium flexibility together with two types of death benefit guarantees as long as the total amount of premiums paid with interest, less any partial surrenders with interest, at least equals certain minimum amounts and there is no policy loan. (Policies issued in New York offer one death benefit guarantee.)

     You may choose between two death benefit options, one of which provides a fixed death benefit equal to the Policy's face amount and one of which provides a variable death benefit which may vary daily with the net investment experience of one or more mutual fund portfolios. Under either of the death benefit options, a minimum death benefit guarantee is available. The cash value of the Policy generally will increase with the payment of each premium but will vary daily with the investment experience of the mutual fund portfolios. There is no guaranteed minimum cash value for investments in the mutual fund portfolios.

     You may cancel the Policy during the "right to return the Policy" period. In some states, the first net premium for the Policy will be allocated to the Zenith Money Market Sub-Account until 15 days after NELICO mails the confirmation for the initial premium. Thereafter, and as of the "investment start date" in other states, the Policy's cash value will be invested according to your instructions.

     You may, within limits, allocate premiums to one or more of the 16 investment Sub-Accounts of NELICO's Variable Life Separate Account (the "Variable Account") or to NELICO's Fixed Account, after certain deductions have been made. Each Sub-Account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Goldman Sachs Mid Cap Value Series, the Davis Venture Value Series, and the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund (the "Zenith Fund"); the Equity-Income Portfolio, Overseas Portfolio and High Income Portfolio of the Variable Insurance Products Fund ("VIP Fund"); and the Asset Manager Portfolio of the Variable Insurance Products Fund II ("VIP Fund II"). The Series of the Zenith Fund are advised by affiliates of NELICO. The VIP Fund and VIP Fund II are advised by Fidelity Management & Research Company.

     Special limits apply to transfers of cash value out of the Fixed Account.
     -------------------------------------------------------------------------

     It may not be advantageous to replace existing insurance with the Policy described in this prospectus. (See "Charges and Expenses".)

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS NOT VALID UNLESS ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUSES OF THE NEW ENGLAND ZENITH FUND AND OF THE VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II, WHICH ARE ATTACHED AT THE END OF THIS PROSPECTUS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


     SHARES OF THE ZENITH FUND, THE VIP FUND AND THE VIP FUND II, AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.


                              ______________, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
GLOSSARY

INTRODUCTION TO THE POLICIES
          The Policies
          Availability of the Policy
          Policy Charges
          How the Policy Works
          Communications and Payments
          NELICO

POLICY VALUES AND BENEFITS
          Death Benefit
          Minimum Guaranteed Death Benefit
          Adjustments to the Death Proceeds Payable
          Change in Death Benefit Option
          Cash Value
          Allocation of Net Premiums
          Amount Provided for Investment under the Policy
          Right to Return the Policy

CHARGES AND EXPENSES
          Deductions from Premiums
          Monthly Deduction from Cash Value
          Charges Against the Eligible Funds
          Group or Sponsored Arrangements

PREMIUMS
          Flexible Premiums
          Lapse and Reinstatement

OTHER POLICY FEATURES
          Increase in Face Amount
          Loan Provision
          Surrender
          Partial Surrender
          Reduction in Face Amount
          Acceleration of Death Benefit Rider
          Investment Options
          Transfer Option
          Substitution of Insured Person
          Payment of Proceeds
          24 Month Right
          Payment Options
          Additional Benefits by Rider
          Policy Owner and Beneficiary

THE VARIABLE ACCOUNT
          Investments of the Variable Account
          Investment Management

THE FIXED ACCOUNT
          General Description
          Values and Benefits
          Policy Transactions

NELICO'S DISTRIBUTION AGREEMENT

LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY
          Misstatement of Age or Sex
          Suicide

TAX CONSIDERATIONS
          Policy Proceeds
          Charge for NELICO's Income Taxes

MANAGEMENT

VOTING RIGHTS

RIGHTS RESERVED BY NELICO

TOLL-FREE NUMBERS

REPORTS

ADVERTISING PRACTICES

LEGAL MATTERS

REGISTRATION STATEMENT

EXPERTS

APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, NET
 CASH VALUES AND ACCUMULATED PREMIUMS

APPENDIX B: INVESTMENT EXPERIENCE INFORMATION

APPENDIX C: LONG TERM MARKET TRENDS

APPENDIX D: USES OF LIFE INSURANCE

APPENDIX E: TAX INFORMATION

FINANCIAL STATEMENTS

                                    GLOSSARY

     Account.   A sub-account of the Variable Account or the Fixed Account.

     Age.   For purposes of this prospectus, the age of an insured refers to the insured's age at his or her nearest birthday.

     Cash Value.   A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding policy loan, the amount of its cash value held in NELICO's general account as a result of the loan. (See "Cash Value".)

     Cost of Insurance Charge.   This charge for providing insurance protection
is deducted on the Policy Date and on the first day of each policy month. The cost of insurance for a policy month is equal to the amount at risk multiplied by the cost of insurance rate for that month. Cost of insurance rates vary monthly. (See "Monthly Deduction from Cash Value".)

     Death Benefit Option 1.   Death Benefit equals the greater of (i) the face
amount of the Policy and (ii) at your option, either (A) a percentage, determined in accordance with federal income tax laws, of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death; or (B) the Policy's cash value plus the pro rata portion of any Monthly Deduction made for a period beyond the date of death; divided by the applicable net single premium specified in federal income tax laws. (See "Death Benefit".)

     Death Benefit Option 2.   Death Benefit equals the greater of (i) the face
amount of the Policy plus the Policy's cash value and (ii) at your option, either (A) a percentage, determined in accordance with federal income tax laws, of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death; or (B) the Policy's cash value divided by the applicable net single premium specified in federal income tax laws. (See "Death Benefit".)

     Eligible Funds.   Each Sub-Account of the Variable Account invests in the
shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Goldman Sachs Mid Cap Value Series, the Davis Venture Value Series and the Morgan Stanley International Magnum Equity Series of the Zenith Fund; the Equity-Income Portfolio, Overseas Portfolio and the High Income Portfolio of the VIP Fund; and the Asset Manager Portfolio of VIP Fund II. (See "The Variable Account".)

     Excess Policy Loan.   The situation when policy loans plus accrued interest
exceed the Policy's cash value less the applicable Surrender Charge.  (See
"Loan Provision".)

     Fixed Account.   The Fixed Account is a part of NELICO's general account to which net premiums may be allocated. NELICO provides guarantees of principal and interest with respect to amounts allocated to the Fixed Account. (See "The Fixed Account".)

     Investment Start Date.   This is the latest of the date NELICO first
receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date. It is the date when an amount is first provided for investment under the Policy. (See "Amount Provided for Investment under the Policy".)

     Minimum Premium.   Generally, the Minimum Premium is that amount which, if
timely paid, guarantees that the Policy will not lapse during the first three Policy years even if the Policy's net cash value is insufficient to pay the Monthly Deduction in any month. The Minimum Premium amount may be recalculated following certain Policy transactions. In addition, no three-year Minimum Premium death benefit guarantee will apply to the Policy following certain other Policy transactions. (See "Premiums".)

     Monthly Deduction.   The Monthly Deduction is the amount of charges
deducted from the Policy's cash value each month and includes the monthly cost of insurance, the monthly cost of any benefits provided by rider (including the Guaranteed Minimum Death Benefit, if elected), the monthly policy fee and the monthly mortality and expense risk charge. (See "Monthly Deduction from Cash Value".)

     Net Cash Value.   The amount you may obtain upon surrender of the Policy
and which is equal to the Policy's cash value reduced by any outstanding policy loan and accrued interest on the loan. (See "Cash Value".)

     Net Investment Experience.   For any period, a Sub-Account's net investment
experience equals the investment experience of the underlying Eligible Fund's shares for the same period. (See "Net Investment Experience".)

     Planned Premium.   The Planned Premium is the premium payment schedule you
choose in an effort to meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy. Payments in addition to any Planned Premium are referred to in the Policy as unscheduled payments and can be paid at any time, subject to certain limits. (See "Premiums".)

     Premiums.   Premiums include all payments under the Policy, whether a
Planned Premium or an unscheduled payment.  (See "Premiums".)

     Policy Date.   If you make a premium payment with the application, the
Policy Date is generally the later of the date Part II of the application was signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, the Policy will be issued with a Policy Date which is generally five days after issue. (See "Amount Provided for Investment under the Policy".)

     Target Premium.   The Target Premium is used to determine the amount of
Sales Charge that is imposed on each premium payment. It varies by issue age, sex and underwriting class of the insured and the Policy's face amount. The Target Premium is equal to the net annual premium that would be paid assuming the Policy provides for paid-up benefits after the payment of seven level net annual premiums determined in accordance with federal income tax laws.

     You.   When used in this prospectus, "you" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

     This prospectus describes Policies under which net premiums are allocated to the Variable Account. If the Fixed Account is available in your state, you may choose to allocate or transfer all or part of your funds to that account. NELICO provides guarantees of principal and interest with respect to the Fixed Account which is part of NELICO's general account. Amounts in the Fixed Account are backed by NELICO's general account, rather than the Variable Account. For a description of the Fixed Account, see "The Fixed Account" which appears later in this prospectus.

The Policies

     The individual Flexible Premium Adjustable Variable Life Insurance Policies offered by this prospectus are designed to provide lifetime insurance coverage under Policies (together constituting a "case") linked by a non-arbitrary factor (such as a common employer of each Insured under the case). They are not offered primarily as an investment.

     The following is a brief listing of the basic features of the Policy. These and other features of the Policy are explained in detail throughout the prospectus. You should be sure to read the entire prospectus for more complete information.

    -- You may choose to make premium payments under the Policy based on a schedule you determine, subject to certain limits. NELICO can limit or prohibit unscheduled payments in certain situations, including cases where the insured is in a substandard risk class. (See "Premiums".)

    -- After an initial period in the Zenith Back Bay Advisors Money Market Sub-Account in certain states, net premiums are invested according to your instructions in one or more of the Sub-Accounts of the Variable Account corresponding to mutual fund portfolios, or the Fixed Account. (See "Allocation of Net Premiums" and "Investment Options".)

    -- The mutual fund portfolios available to you under the Policy include several common stock funds, including funds which invest primarily in foreign securities, two bond funds, two managed funds, a balanced fund, and a money market fund. Currently, you may allocate your Policy's cash value to an unlimited number of the available accounts (including the Fixed Account). (See "Investments of the Variable Account".)

    -- If the Fixed Account is available in your state, you may also allocate funds to that account. NELICO provides guarantees of Fixed Account principal and interest. Special limits apply to transfers of cash value from the Fixed Account. NELICO also reserves the right to restrict transfers of cash value and allocations of premiums into the Fixed Account. (See "The Fixed Account".)

    -- The cash value of the Policy will vary daily based on, among other things, the net investment experience of the Sub-Accounts to which amounts have been allocated and the amount of interest credited to any of the Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Surrender".)

    -- The portion of the cash value which you invest in the Sub-Accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

    -- You may choose between two death benefit options under the Policy. The level option provides a death benefit equal to the Policy's face amount. The variable option provides a death benefit equal to the face amount plus any cash value, which varies with the net investment experience of the Sub-Accounts to which amounts have been allocated and the rate of interest credited on any cash value in the Fixed Account. Under either of these options the death benefit could be increased to satisfy tax law requirements if the cash value reaches certain levels. (See "Death Benefit".)

     -- After the first Policy year, you may increase or decrease the Policy's face amount. The increase or decrease will be reflected in the Policy's charges. (See "Increase in Face Amount" and "Reduction in Face Amount".)

     -- If you elect the Minimum Guaranteed Death Benefit rider, then regardless of investment experience, each form of death benefit is guaranteed not to be less than the Policy's face amount, as long as the total amount of premiums paid less any partial surrenders and outstanding Policy loan at least equals certain minimum amounts. (See "Death Benefit" and "Minimum Guaranteed Death Benefit".)

     -- You may change your allocation of future net premiums at any time. (See "Allocation of Net Premiums" and "Investment Options".)

     -- Once 15 days have elapsed after the initial payment confirmation is mailed, the Policy provides that you may transfer portions of the Policy's cash value among the Sub-Accounts and, generally, to the Fixed Account up to four times per policy year (twelve times per policy year for Policies issued in New York) without NELICO's consent. NELICO currently allows 12 transfers per policy year in all states. Transfers and allocations involving the Fixed Account are subject to certain limits. (See "Transfer Option" and "The Fixed Account--Policy Transactions".)

     -- A loan privilege is available under the Policy. A partial surrender feature is also available. (See "Loan Provision" and "Partial Surrender".)

     -- Death benefits paid to the beneficiary under the Policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

     -- Loans, assignments and other pre-death distributions under the Policy may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change in the terms or benefits of the Policy cause it to become a "modified endowment contract", then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59-1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

     -- If the Policy is not a modified endowment contract, NELICO believes that loans under the Policy during the first 10 Policy years will not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. The tax consequences of a policy loan after the tenth policy year are not clear. You should consult a tax advisor if you intend to take out a policy loan after the tenth policy year or allow a policy loan taken out during the first 10 policy years to remain outstanding after the tenth policy year. With certain exceptions, other pre-death distributions under a Policy that is not a modified endowment contract are includible in income only to the extent they exceed the investment in the Policy. (See "Tax Considerations".)

     -- You have an opportunity during the "right to return the Policy" period to return the Policy for a refund. You also have the right for a limited period to cancel an increase in the Policy's face amount which you have requested. (See "Right to Return the Policy".)

     -- Within 24 months after a Policy's date of issue or the effective date of a face amount increase, you may exercise the Policy's 24 Month Right, which will result in the allocation of all or part of your Policy's cash value and future premiums to the Fixed Account. The purpose of the 24 Month Right is to provide you with fixed Policy values and benefits. (See "24 Month Right" for a description of this provision generally and for a description of the variation which applies to Policies issued in Maryland and New Jersey.)

     In many respects the Policies are similar to fixed-benefit universal life insurance. Like universal life insurance, the Policies offer death benefits and provide flexible premiums, a cash value, and loan privileges.

     The Policies are different from fixed-benefit universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected Sub-Accounts of the Variable Account.

     The variable universal life insurance policies offered by NELICO are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

     -- The Policy provides a death benefit based on NELICO's assumption of an actuarially calculated risk.

     -- If the net cash value is not sufficient to pay a Monthly Deduction, the Policy may lapse with no value unless additional premiums are paid. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

     -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

     -- The Variable Account, not the Policy Owner, owns the mutual fund shares.

     -- Federal income tax liability on any earnings is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law.

     --  Dividends and capital gains are automatically reinvested.

  For a discussion of some of the uses of the Policies, see "Appendix D: Uses of Life Insurance".

Availability of the Policy

     Each Policy is part of a "case," which is a grouping of one or more Policies linked together by a non-arbitrary factor such as a common employer of each Insured under the Policies. The Company in its sole discretion determines the Policies that constitute a case. Policies in a case generally have a common Policy owner (for example, the employer of the respective Insureds). In addition, eligibility to purchase a Policy is contingent on the total annual premium payment payable on the Policies included in the case meeting the following minimums: cases of at least five Policies - $100,000; and cases of fewer than five

Policies -- $250,000. The Policies may be issued on the lives of insureds from the age of 20 to 80 on an underwritten basis, and on the lives of insureds from the age of 20 to 70 on an automatic issue basis. (Automatic issue Policies may not be available in New Jersey.) All persons must meet NELICO's underwriting and other criteria for issuance. Generally, the minimum face amount available is $50,000 unless NELICO consents to a lower amount. The Policies are not available to employee benefit plans qualified under Section 401 of the Internal Revenue Code, except with NELICO's consent.

Policy Charges

     Premium-Based Charges.  NELICO deducts the following charges from premiums:

          -- A maximum sales charge of 8% on each premium payment made during a Policy year until an amount equal to the Target Premium has been paid; and 1% on each premium payment made thereafter during the policy year; and

          --   A premium tax charge of 2%.

     Monthly Deduction from Cash Value.   NELICO deducts certain charges from
the cash value:

          -- Monthly charge for the cost of insurance; and for any benefits provided by rider including the Minimum Guaranteed Death Benefit (if elected);

          -- Monthly mortality and expense risk charge, equal to an annual rate of 0.75% during the first ten Policy years, and currently, 0.25% thereafter (guaranteed not to exceed 0.75%);

          -- Monthly policy fee currently equal to $5.00 per month (guaranteed not to exceed $10.00 per month).

     Charge for Face Amount Increases.   If you increase your Policy's face
amount and medical underwriting is required for the increase, a charge of $25.00 will be deducted from your Policy's cash value on the date that the increase takes effect, and on the first day of the next eleven Policy months.

     Charges Deducted from the Eligible Funds.    Daily charges against the
Eligible Fund portfolios are deducted for investment advisory services and fund operating expenses.

     Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. NELICO may, however, impose such a charge in the future.

     You can designate a Single Source Expense Sub-Account from which Monthly Deductions and any charges for face amount increases will be taken.

     See "Charges and Expenses" and "Other Policy Features--Increase in Face Amount".


[Chart illustrating "How the Policy Works"]
Communications and Payments

     NELICO will treat your request for a Policy transaction, or your submission of a payment, as received by us, if it is received at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If it is received after that time, or if the New York Stock Exchange is not open that day, then it will be treated as received on the next day when the New York Stock Exchange is open.

NELICO

     NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Before August 30, 1996, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual").
Effective August 30, 1996, New England Mutual merged into MetLife, a mutual life insurance company whose principal office is One Madison Avenue, New York, NY 10010. With the merger, New England Mutual's separate corporate existence ended, and MetLife became the parent of NELICO. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company" and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Administrative Office is now at_________________________; the mailing address is:
________________________.

     The following chart illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.


[Chart showing the relationship between NELICO, the Fixed Account, the Variable Account and the Eligible Funds.]

                           POLICY VALUES AND BENEFITS

Death Benefit

     If the insured dies while the Policy is in force, NELICO will pay a death benefit to the beneficiary.

     Death Benefit Options.   When you apply for a Policy, you may choose
between two death benefit options.

     The Option 1 (Face Amount) death benefit provides a death benefit equal to the face amount of the Policy. The Option 1 death benefit is fixed, subject to increases required by the Internal Revenue Code.

     The Option 2 (Face Amount Plus Cash Value) death benefit provides a death benefit equal to the face amount of the Policy plus the amount, if any, of the Policy's cash value. The Option 2 death benefit is also subject to increases required by the Internal Revenue Code.

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit, which for these purposes includes
                                                                      --------
any coverage provided under any Adjustable Term Insurance Rider, will not be less than that required by the "cash value accumulation test" specified in
Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test"
                                                 --
specified in Section 7702(a)(2) of the Internal Revenue Code, as selected by you
                                                              ------------------
when the Policy is issued.  Once the Policy is issued with either the cash value
-------------------------
accumulation test or the guideline premium test, that test will be used for the life of the Policy.

     Under the cash value accumulation test, the death benefit payable on any day is not less than the Policy's cash value including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, divided by the applicable net single premium set by the Internal Revenue Code. Net single premiums are based on the age, sex and smoker/nonsmoker status of the insured at the time of the calculation, and decline over time. A table of representative net single premiums is set forth in Appendix F.

     Under the guideline premium test, the death benefit is not less than a percentage of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, as set forth in Table I in Appendix F. This means that, if the cash value grows to certain levels, the death benefit will be increased to satisfy the tax law requirements. At that point, any payment you make into the Policy will increase the death benefit by more than it increases the cash value. (See "Premiums".)

     If you select the cash value accumulation test, a higher amount of premium payments can generally be made for any given face amount; and a higher death benefit may result in the long term.

     In addition, if an Adjustable Term Insurance Rider has been added to the Policy, you may choose to have the face amount of the coverage provided under the Rider added to the face amount of the Policy for purposes of calculating the Option 1 or Option 2 death benefit. If you elect to include the rider coverage in the calculation of the death benefit, the Policy may provide an increased potential for cash value to grow relative to the death benefit than would otherwise be the case. If you elect not to include the rider coverage in the calculation of the death benefit, the Policy may provide an increased potential for the death benefit to grow relative to cash value than would otherwise be the case.

     If death occurs at or after the Policy Anniversary when the insured reaches attained age 100, the death benefit is equal to the greater of (i) the cash value on the date of death; or (ii) the face amount, if the Policy had a Minimum Guaranteed Death Benefit rider attached, and the Minimum Guaranteed Death Benefit was in effect on the Policy Anniversary when the Insured reached attained age 100.

     Guaranteed Death Benefit Rider

     Subject to state availability, if you have elected the cash value accumulation test, you may also elect on your application a rider benefit under the Policy that provides a Guaranteed Death Benefit. If the Guaranteed Death Benefit is in effect, as determined on the first day of each Policy month until the insured attains age 100, the Policy will not lapse even if the net cash value is insufficient to cover the Monthly Deduction due for that month. The death benefit will be adjusted as described below before the proceeds are paid.

     On the first day of a Policy month, if the total premiums you have paid, less all partial surrenders you have made and less any outstanding Policy loan, is at least equal to: the Guaranteed Death Benefit Premium shown in Section 1 of your Policy, multiplied by the number of complete Policy years the Policy has been in force, plus 1/12 of that premium for each Policy month of the current policy year up to and including the Policy month in question, then the guarantee will apply for that month.

     If you reduce the Policy's face amount or make a partial surrender which reduces the face amount, or reduce or delete a rider benefit from your Policy, or if your Policy's rating classification is improved, the Guaranteed Death Benefit premium shown in Section 1 of your Policy will be recalculated, as well as following an increase in the Policy's face amount or in the amount of coverage provided by riders. (See "Premiums" below.)

     If you elect this benefit, a charge will apply to your Policy as part of the Monthly Deduction, currently until the Policy anniversary when the insured reaches attained age 100, unless you request that the rider terminate before that time. The rider cannot be added after issue of the Policy.

Adjustments to the Death Proceeds Payable

     The death proceeds actually paid to the beneficiary are equal to the death benefit in effect on the date of the insured's death reduced by any outstanding loan and accrued loan interest as of that date and by the portion of any unpaid Monthly Deduction for the period prior to that date. The death proceeds will be increased by any rider benefits payable.

     The death proceeds may also be adjusted if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (or less if provided by state law) from the Policy's date of issue or within two years (or less if provided by state law) from an increase in the Policy's face amount, or if limits on the death benefit are imposed by rider. (See "Limits to NELICO's Right to Challenge the Policy".)

Change in Death Benefit Option

     At any time after the first Policy year, you may change your death benefit option by sending your written request for change to NELICO's Administrative Office. The request will be effective on the date it is received at NELICO's Administrative Office. A change in death benefit option may result in tax consequences to you. (See "Tax Considerations".)

     If you change from Option 1 (Face Amount) to Option 2 (Face Amount Plus Cash Value), the Policy's face amount will be reduced by the amount necessary for the death benefit to be the same immediately before and after the change. The face amount reduction will apply to the Policy's initial face amount and any prior increases in face amount on a pro rata basis. A face amount reduction below $50,000 is permitted only with NELICO's consent. Any rider benefits under the Policy may also have to be decreased. If you selected the guideline premium test for the Policy, in some circumstances a partial surrender of cash value may be necessary in order to comply with Federal tax law limits on the amount of premiums that can be paid into the Policy.

     If you change from Option 2 (Face Amount Plus Cash Value) to Option 1 (Face Amount), the Policy's face amount will be increased, if necessary, for the death benefit to be the same immediately before and after the change. The resulting increase in face amount will be applied to the Policy's initial face amount and any prior increase in face amount on a pro rata basis.

     After the Policy is issued, you cannot change (i) your election of the tax
                                     ------
test (cash value accumulation test or guideline premium test), or (ii) your
                                                               --
election whether to include any Adjustable Term Rider coverage in the calculation of the Death Benefit Option.

Cash Value

     Your Policy's cash value includes its cash value in the Variable Account, in the Fixed Account and, if you have an outstanding policy loan, in NELICO's general account as a result of the loan. The cash value reflects net premium payments, the investment experience of the Policy's Sub-Accounts, interest credited on its cash value in the Fixed Account and on amounts held in the general account as a result of a loan, the death benefit option chosen, amounts deducted for Policy charges, amounts surrendered and transfers among the Policy's Sub-Accounts and the Fixed Account.

     Your Policy's net cash value is the amount you will receive if you surrender the Policy. The net cash value is the cash value reduced by any outstanding policy loan (and accrued interest). The net cash value is increased by the portion of any cost of insurance charge deducted that applies to the period beyond the date of surrender. If you surrender the Policy during the grace period, the net cash value you receive is reduced by an amount to cover the Monthly Deduction to the date of surrender. (See "Loan Provision" and "Monthly Deduction from Cash Value".)

     The Policy's cash value in the Variable Account may increase or decrease daily depending on the investment experience of the Policy's Sub-Accounts. Unfavorable investment experience can reduce the net cash value to zero. Because there is no guaranteed minimum cash value in the Variable Account, you bear the entire investment risk with respect to the cash value. The premium payment schedule you choose will also affect the Policy's net cash value.

     Cash value attributable to the Variable Account is determined by multiplying the number of units credited to each sub-account by the appropriate unit values. That portion of any premium payment or transfer amount allocated to a sub-account is converted to units of the sub-account(s) selected by dividing the allocated premium payment or transfer amount by the unit value for the selected sub-account next determined following (i) for premium payments, receipt of the premium payment at NELICO's Administrative Office (or, in the case of the initial premium payment, determined on the Investment Start Date);
(ii) for transfers, receipt of the transfer request at NELICO's Administrative Office. The number of units in a sub-account will be reduced whenever its value is reduced due to a full or partial surrender, a Policy loan, a transfer, a Monthly Deduction, and payment of a face amount increase administrative charge. The reduction is determined by dividing the dollar amount of the transaction by the unit value for the affected sub-account next determined following the transaction.

     The unit value of each sub-account depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses borne by the Eligible Fund. The unit value for each sub-account was set at $100.00 on or about the date on which shares of the corresponding Eligible Fund first became available to investors. The unit value is determined as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for any sub-account reflects the change in net asset value per share of the corresponding Eligible Fund as of the close of regular trading on the Exchange from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the previous determination of net asset value per share, and deductions for taxes, if any, made from the Variable

Account. Specifically, a sub-account's NIF for a given day is equal to the net asset value per share of the Eligible Fund corresponding to the sub-account at the end of the day, plus the per-share amount of any dividend, capital gain or other distribution made by the Eligible Fund on such day; divided by the net asset value per share of that Eligible Fund as of the end of the immediately preceding day; minus a factor for taxes deducted from the sub-account and attributable to the Policy, if any. The NIF can be greater or less than one.

Allocation of Net Premiums

     The initial net premium is allocated as of the "investment start date." If the Policy is issued in a state that requires a refund of premium payments upon exercise of the Right to Return the Policy, then as of the "investment start date", the net premium will be allocated to the Zenith Money Market Sub-Account until 15 days after NELICO mails the confirmation for the initial premium.
(See "Right to Return the Policy". For the definition of the "investment start date", see "Amount Provided for Investment under the Policy".)
Thereafter, the cash value (which will reflect at least one Monthly Deduction) is allocated to the Sub-Accounts and/or the Fixed Account according to your instructions. (See "Investment Options" and "Monthly Deduction from Cash Value".) Therefore, your selection of accounts would not take effect until after the initial period described above, when the cash value is allocated to the Zenith Money Market Sub-Account. If the Policy is issued in a state that permits a refund of cash value upon exercise of the Right to Return the Policy, then as of the "investment start date," the net premium will be allocated to the Sub-Accounts and/or the Fixed Account in accordance with your instructions.

     If the face amount of the Policy is increased, the portion of net premiums attributable to the increase will be allocated among accounts in accordance with your current allocation instructions. Currently, allocations can be made to an unlimited number of available accounts (including the Fixed Account) at any one time.

Amount Provided for Investment under the Policy

     An amount is first invested under the Policy as of the investment start date. That is the latest of: the date when NELICO first receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date. (For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means receipt by a NELICO agency or, in the case of a Policy sold through MetLife Brokerage, receipt by MetLife Brokerage at its Princeton, New Jersey office.)

     If you make a premium payment with the application, the Policy Date is generally the later of the date Part II of the application is signed and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. Only one premium payment may be made before the Policy is issued. (A premium payment made before issue will be maintained by NELICO or an affiliate in the general account, and will not earn interest until the investment start date.)

     If you make a premium payment with the application, the insured will be covered under a temporary insurance agreement for a limited period that is described in the temporary insurance agreement form. Generally, coverage under the temporary insurance agreement begins on the later of the date when NELICO receives the premium for the Policy and the date when Part II of the application is signed. The maximum amount of coverage provided is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). There may be variations to these provisions required by state law.

     If a Policy is issued, Monthly Deductions, including cost of insurance charges, begin as of the Policy Date, even if the Policy's issuance was delayed due to underwriting requirements; and will be in amounts based on the face amount of the Policy issued, even if the temporary insurance coverage received during the underwriting period was for a lesser amount. If NELICO declines an application, it will refund the premium payment made plus interest at the rate currently in use by NELICO.

     If you choose to pay the initial premium upon delivery of the Policy, the Policy will have a Policy Date which is generally five days after issue. The investment start date will be the later of the Policy Date and the date the premium is received. Monthly Deductions will begin on the Policy Date. Interest at a 4% net rate will be credited on the applicable net Minimum Premium for the period, if any, between the Policy Date and the investment start date.
Insurance coverage under the Policy will begin upon receipt of the portion of the Minimum Premium due for the first quarter (or, upon receipt of the number of monthly payments due under NELICO's Master Service Account arrangement.)

     Under limited circumstances, NELICO may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. Backdating may be desirable, for example, so that you can purchase a particular Policy face amount for lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the Minimum Premium payable for the period between the Policy Date and the investment start date.
As of the investment start date, NELICO will allocate to the Policy those net premiums, adjusted for monthly Policy charges and interest at a 4% net rate, for the period between the Policy Date and the investment start date.

     The amount provided for investment in the Policy is adjusted as of each day the New York Stock Exchange is open to reflect the investment experience of the Sub-Accounts for that day.

Right to Return the Policy

     You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NELICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NELICO will refund the cash value of the Policy, or if required by state insurance law, any premiums paid with interest at the rate currently in use by NELICO.

     You may cancel an increase in face amount which you have requested within 10 days (or more where required by state law) after you receive the adjusted Policy. You may return the face amount increase to NELICO or your registered representative. The face amount increase will be canceled from its beginning and any Monthly Deduction and charge deducted in connection with the face amount increase will be returned to your cash value.

                             CHARGES AND EXPENSES

Deductions from Premiums

     Sales Charge. NELICO deducts a sales charge of 8% from each premium payment made during a Policy year until an amount equal to the Target Premium has been paid; and 1% from each premium payment made thereafter during a Policy year.

     The sales charges under a Policy in a given Policy year are not necessarily related to NELICO's actual sales expenses for that year.

     Sales charges for Policies sold in certain group or sponsored arrangements may be reduced. NELICO may reduce or eliminate the sales charge when you purchase a Policy, on cash value transferred in the first year from life insurance policies that were issued by New England Mutual, NELICO or NELICO's affiliates and that meet certain premium, cash value and/or face amount minimums, as currently published by NELICO. NELICO's normal issuance criteria, including reinsurance and other limitations, as well as certain other eligibility requirements, would also apply in these situations. Your registered representative can advise you regarding the availability of this feature.

     Premium Tax Charge. NELICO deducts 2% from each premium payment made to cover premium taxes. Premium taxes vary from state to state.

Monthly Deduction from Cash Value

     On the first day of each Policy month, starting with the Policy Date, NELICO deducts the "Monthly Deduction" from your cash value. If a Guaranteed Minimum Death Benefit rider is in effect, or if the Policy is protected against lapse by payment of the Minimum Premium during the first three Policy years, the Monthly Deduction is made, whether or not premiums are paid, until the cash value equals zero. Otherwise, the Monthly Deduction is made, whether or not premiums are paid, as long as the net cash value is sufficient to cover the entire Monthly Deduction. If the net cash value is insufficient to cover the entire Monthly Deduction and no Guaranteed Minimum Death Benefit rider or Minimum Premium guarantee is in effect, the Policy will be in default and may lapse. (See "Lapse and Reinstatement".) The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each, unless you have specified a "Single Source Expense Sub-Account" on the Policy application. If a Single Source Expense Sub-Account has been specified, the Monthly Deduction will reduce the cash value in the sub-account that you have designated until that sub-account's cash value has been exhausted; and then will reduce the cash value in the sub-accounts and the Fixed Account on a pro rata basis, as described above. The Fixed Account cannot be designated as the monthly charge sub-account.

     The Monthly Deduction includes the following charges:

     Policy Fee. The Policy fee is currently equal to $5.00 per month. The fee is guaranteed not to exceed $10.00 per month.

     Mortality and Expense Risk Charge. NELICO deducts a charge from your cash value on each Monthly Deduction Date for the mortality and expense risks that NELICO assumes. This charge is set at an annual rate of 0.75% during the first ten Policy years, and 0.25% thereafter (guaranteed not to exceed 0.75%). The mortality risk NELICO assumes is that insureds may live for shorter periods of time than NELICO estimated. The expense risk is that NELICO's costs of issuing and administering the Policies may be more than NELICO estimated. If the proceeds from this charge are not needed to cover mortality and expense risks, the Company may use proceeds to finance distribution of the Policies. The mortality and expense risk charge is calculated separately for each segment of coverage that was underwritten; the actual charge is based on a weighted average of the mortality and expense risk charge applicable to each underwritten segment (based on relative Target Premiums associated with each segment).

     Monthly Charges for the Cost of Insurance. This charge covers the cost of providing insurance protection under your Policy. No cost of insurance charge is deducted on or after the Policy Anniversary when the insured reaches attained age 100. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. The amount at risk is determined on the first day of the Policy month after any applicable Monthly Deduction has been processed and is the amount by which the death benefit (discounted at the monthly equivalent of 4% per year) exceeds the Policy's cash value. (If you elected at issue to include Adjustable Term Rider coverage in the calculation of the Death Benefit Option, then "death benefit" for these purposes will also include Adjustable Term Rider coverage.) The cost of insurance rate for your Policy changes from month to month.

     If a Policy loan is outstanding and your Policy's net cash value is not large enough to cover the cost of insurance charge for a policy month, the difference between the net cash value available and the cost of insurance charge is treated as an excess policy loan and the Policy may terminate. (See "Loan Provision".)

     The guaranteed cost of insurance rates for a Policy depend on the insured's underwriting class, age on the first day of the Policy year and sex (if the Policy is sex-based). The current cost of insurance rates will also depend on the insured's age at issue of the Policy and on the duration of the Policy. In addition, for Policies not sold in a business situation, current cost of insurance rates will also depend on the face amount; for Policies sold in a business situation, current cost of insurance rates will also depend on the average face amount of Policies sold to the group and may also depend on the number of lives in the group. The rates are guaranteed not to be higher than rates based on the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables"). The rates actually used may be lower than these maximum rates, depending on NELICO's expectations regarding future mortality and expense experience, lapse rates and investment earnings. NELICO reviews the adequacy of its current cost of insurance rates and may adjust their level periodically. Any change in the current cost of insurance rates will be applied prospectively only and will be on a non-discriminatory basis. The current cost of insurance rate for a Policy is set forth in the Policy Owner's annual statement. (For information regarding a Policy's cost of insurance rates following a face amount increase, see "Increase in Face Amount".)

     The underwriting classes used for determining cost of insurance rates are smoker standard, smoker substandard, nonsmoker preferred, nonsmoker standard, nonsmoker aggregate, nonsmoker substandard and automatic issue. Substandard and automatic issue ratings result in higher cost of insurance deductions. The guaranteed maximum mortality charges for substandard ratings are based on multiples of the 1980 CSO Tables. (For information regarding a Policy's underwriting classification following a face amount increase, see "Increase in Face Amount".)

     Availability of the three nonsmoker classes varies. For fully underwritten Policies with a face amount of $250,000 or more and where the insured's issue age is 20 through 75, the standard nonsmoker underwriting classes are nonsmoker preferred and nonsmoker standard; for Policies with a face amount less than $250,000 (available only in business situations) and for Policies where the insured's issue age is above 75 only the nonsmoker aggregate class is used. Among these three nonsmoker classes, the nonsmoker preferred class generally offers the most favorable rates on a current basis and the nonsmoker standard class generally offers the least favorable rates on a current basis.

     Cost of insurance rates are generally more favorable for nonsmoker than for smoker insureds and generally more favorable for female than for male insureds. Within a given underwriting class, cost of insurance rates are generally more favorable for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with certain employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     NELICO may offer Policies on an automatic issue basis to certain group or sponsored arrangements. If an eligible group or sponsored arrangement purchases Policies on an automatic issue basis, the Policies will be issued up to a predetermined face amount limit, with only minimum evidence of insurability. Automatic issue Policies provide substantial benefit to such arrangements in that minimal time and effort is necessary to qualify an entire group of persons for coverage without extensive applications or medical examinations. Because only limited underwriting information is obtained, NELICO has determined that the issuance of Policies on an automatic issue basis may present additional mortality cost to NELICO relative to Policies issued to individuals in the smoker standard class. Therefore, NELICO will generally use higher current cost of insurance rates for automatic issue Policies. For certain group or sponsored arrangements, the charge may vary based on the size of the group, the total premium to be paid by the group and certain characteristics of its members. The overall guaranteed maximum monthly cost of insurance charges for automatic issue status will exceed charges based on 100% of the 1980 CSO Tables.

     Policies issued on an automatic issue basis will have cost of insurance rates that vary depending on whether the insured is a smoker or nonsmoker. Nonsmokers will be treated as a group in that no preferred nonsmoker rates will be available. The cost of insurance rates for automatic issue Policies will not vary according to the face amount of an individual Policy; however, currently the rates may be lower if the Policy is issued to a group or sponsored arrangement where its members have certain characteristics. Generally the monthly cost of insurance charges will be higher than they would be for the same insured under a fully underwritten Policy, if the insured is not a substandard risk.

     Eligible group or sponsored arrangements may also elect to purchase Policies on a simplified underwriting basis, either as an alternative to automatic issue or for amounts of insurance which exceed NELICO's automatic issue limits, but may not elect automatic issue for some members of the group and simplified underwriting for others. Policies issued on a simplified underwriting basis will have the same cost of insurance rates as fully underwritten Policies.

     Guaranteed Death Benefit Rider Charge. If you have elected the Guaranteed Death Benefit rider, the guaranteed minimum death benefit rider charge is _______, and is deducted as part of the Monthly Deduction, currently until the Policy anniversary when the insured reaches attained age 100. This charge compensates NELICO for its guarantee that, regardless of the investment experience of the Policy's Sub-Accounts, the Policy will not lapse, provided that the total amount of premiums paid, less partial surrenders and loans, equals or exceeds the applicable multiple of the Guaranteed Death Benefit premium shown in Section 1 of the Policy. (See "Guaranteed Death Benefit" and "Adjustments to the Death Proceeds Payable".)

     Charges for Additional Benefits and Services. NELICO imposes charges for the cost of any additional Rider benefits as described in the rider form.
NELICO also reserves the right to charge Policy Owners a nominal fee, which will be billed directly to the Policy Owner, in the event that a Policy re-issue or re-dating is requested.

Charges Against the Eligible Funds

     Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. The Zenith Fund Series incur charges for advisory fees and certain other expenses. The series (other than the Capital Growth Series) are advised by TNE Advisers, Inc., an affiliate of NELICO. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, and Westpeak Growth and Income Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund Series (other than the Capital Growth Series), TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit up until two years after the end of the fiscal year in which the expense was incurred. The expense cap and expense deferral arrangement may be terminated at any time.

     The following table shows the annual operating expenses for each series, based on actual expenses for 1997, after giving effect to the applicable expense cap or expense deferral arrangement:


Annual Operating Expenses
 (as a percentage of average net assets after any expense cap)

                                                      Back       Back
                                                      ----       ----
                                                       Bay        Bay       Back                Westpeak   Loomis
                                                       ---        ---       ----                --------   ------
                                                    Advisors   Advisors      Bay     Westpeak    Growth    Sayles
                                                    --------   --------      ---     --------    ------    -------
                                          Capital     Bond       Money    Advisors     Stock       and      Small
                                          -------     ----       -----    --------     -----       ---      -----
                                           Growth    Income     Market     Managed     Index     Income      Cap
                                           ------    ------     ------     -------     -----     ------      ---
                                           Series    Series     Series     Series     Series     Series    Series
                                           ------    ------     ------     ------     ------     ------    ------
Management Fee                               .63       .40        .35        .50        .25        .70      1.00
Other Expenses

     Total Series Operating

Expenses


Annual Operating Expenses
 (as a percentage of average net assets after expense deferral)

                                Goldman                  Morgan
                                -------                  ------
                                 Sachs     Loomis       Stanley       Davis     Alger
                                 -----     ------       -------       -----     -----
                                Mid Cap    Sayles    International   Venture   Equity
                                -------    ------    -------------   -------   ------
                                 Value    Balanced       Magnum       Value    Growth
                                 -----    --------       ------       -----    ------
                                 Series*   Series    Equity Series    Series   Series
                                 ------    ------    -------------    ------   ------
Management Fee                     .75        .70              .90       .75      .74
Other Expenses

                                ------
                                ------
Total Operating Expenses:

-----------------------------

  * Anticipated annual operating expenses for the Goldman Sachs Mid Cap Value Series are based on the management fee approved by shareholders of the Series that became effective on May 1, 1998, and other expenses actually incurred for the Series for 1997.

  The investment adviser for the VIP Fund and VIP Fund II is Fidelity Management & Research Company, a registered investment adviser under the Investment Advisers Act of 1940. The Portfolios of the VIP Fund and VIP Fund II, as part of their operating expenses, pay investment management fees to Fidelity Management & Research Company. The Portfolios also bear certain other expenses. For the year ended December 31, 1997, the total operating expenses incurred by the Portfolios, as a percentage of Portfolio average net assets, were as follows:

                 Management   Other    Total Annual
Portfolio        ----------   -----    ------------
---------           Fees     Expenses    Expenses
                    ----     --------    --------

Equity-Income
Overseas
High Income
Asset Manager

* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. Had these reductions been included, total annual expenses would have been ___% for Equity-Income Portfolio, ___% for Overseas Portfolio and ___% for Asset Manager Portfolio.

     Affiliates of Fidelity Management & Research Company may compensate NELICO or an affiliate for administrative, distribution, or other services relating to these Portfolios of VIP Fund and VIP Fund II. Such compensation is based on assets of the Portfolios attributable to the Policies and certain other variable insurance products issued by NELICO and its affiliates.

     Charges for Income Taxes. NELICO currently makes no charge for income taxes against the Variable Account, but in the future NELICO may impose such a charge, if appropriate. NELICO reserves the right to make a charge for any taxes imposed on the Policies by any governmental body in the future. (See "Charge for NELICO's Income Taxes".)

  Group or Sponsored Arrangements

     The Policies may be issued to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals. An example of such an arrangement is a non-tax qualified deferred compensation plan. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of the Policies on an individual basis.

     For Policies issued in connection with group or sponsored arrangements, NELICO may waive or reduce one or more of the following charges: the sales charge, charges for the cost of insurance including any additional charge for automatic issue status, mortality and expense risk charge, Policy Fee, face amount increase charge, and/or premium tax charges described in "Charges and Expenses". (In addition, the interest rate credited on amounts taken from the sub-accounts as a result of a Policy loan may be increased for these Policies.) NELICO will waive or reduce these charges according to its rules in effect when the Policy application is approved. To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements. NELICO may modify from time to time both the amounts of reductions and the criteria for qualification. Reductions in or waiver of these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other Policy Owners of Policies funded by the Variable Account. The waiver or reduction of Policy charges for group or sponsored arrangements described above will not apply to Policies issued in the state of New York, other than Policies issued to non-tax qualified deferred compensation plans.

     The United States Supreme Court has held that certain insurance policies providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, NELICO offers Policies that do not vary based on the sex of the insured for use in connection with certain employee benefit programs. NELICO recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.


                                   PREMIUMS

Flexible Premiums

     Within the limits described below, you may choose the amount and frequency of premium payments. You may select a Planned Premium schedule, which is a level amount. This schedule, which must be within NELICO's minimum and maximum limits, appears in your Policy. It is not necessarily designed to keep your Policy in force, and you may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $25, and the total of Planned Premiums and other payments will be limited to NELICO's published maximum.

     Planned Premiums can be paid on an annual, semi-annual or quarterly schedule or, with NELICO's consent, monthly. You can change your Planned Premium schedule by sending your request to NELICO's Administrative Office. However, the amount of your Planned Premium cannot be increased except with the consent of NELICO, and underwriting may be required. Cash values and death benefits are permanently affected by the amount and frequency of premium payments.

     You may make payments by check or money order. NELICO will send premium notices for annual, semi-annual or quarterly Planned Premiums. Premium payments may also be made by wire transfer of federal funds in accordance with our procedures then in effect.

     Premium payments may not be made on and after the Policy anniversary on which the insured reaches attained age 100.

     NELICO offers two types of premium payment levels that can protect your Policy against lapse over specified time periods.

     First, NELICO determines a three-year Minimum Premium amount based on the Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, the current level of Policy charges and any rider benefit selected. Generally, during this three-year period, as long as the Minimum Premium amount is timely paid, the Policy is guaranteed not to lapse even if the Policy's net cash value is insufficient to pay the Monthly Deduction in any month. (To determine whether the Policy will lapse, NELICO compares (a) the total monthly Minimum Premiums for the Policy from the Policy Date to that Policy month, to (b) the total premiums paid to date, less all partial surrenders and any outstanding Policy loan balance. If (b) is greater than or equal to (a), the Policy will not lapse.) However, no three-year Minimum Premium death benefit guarantee will apply if you increase the Policy face amount, substitute the insured or reinstate the Policy in the first three Policy years. The Minimum Premium will be recalculated if you reduce the face amount or make a partial surrender that reduces the face amount, or add, reduce or delete a rider benefit, or if the rating classification of your Policy is improved in the first three Policy years.

     Second, if the Minimum Guaranteed Death Benefit premium shown in Section 1 of your Policy is timely paid, then the Policy will stay in force until the insured reaches age 100. The Minimum Guaranteed Death Benefit premium is based on the Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, the death benefit option chosen, the guaranteed level of cost of insurance charges, the current level of other Policy charges and any rider benefit selected. If you reduce the Policy's face amount or make a partial surrender which reduces the face amount, or reduce or delete a rider benefit from your Policy, or if your Policy's rating classification is improved, the Minimum Guaranteed Death Benefit premium will be recalculated, as well as following an increase in the Policy's face amount or in the amount of coverage provided by riders.

     If you have selected the guideline premium test, Federal tax law limits the amount of premiums that can be paid under the Policy. In addition, if any payments under the Policy exceed the "7-pay test" under Federal tax law, you may be taxed on certain distributions. (See "Tax Considerations".) NELICO's consent is required if, in order to satisfy tax law requirements, any payment would increase the Policy's death benefit by more than it would increase cash value. NELICO may require evidence of insurability before accepting the payment.

     NELICO allocates net payments to your Policy's Sub-Accounts as of the date the payment is received at NELICO's Administrative Office. (See "Receipt of Communications and Payments at NELICO's Administrative Office".)

     A payment is treated first as a Planned Premium, second as repayment of Policy loan interest due, third as repayment of a Policy loan, and last as an unscheduled payment, unless you designate otherwise in writing to NELICO. (For Policies issued in New York, a payment will be treated as a Planned Premium when a Policy loan is outstanding only if the payment is in the exact amount of the
                             ----
Planned Premium next due; otherwise, it will be treated first as repayment of Policy loan interest due, second as repayment of a Policy loan, third as a Planned Premium, and last as an unscheduled payment.) If you have a Policy loan, it may be more advantageous to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges; however, repayment of the loan in place of a premium payment could cause your

Policy to lose its eligibility for a death benefit guarantee. (See "Loan Provision", "Deductions from Premiums" and "Death Benefit".)

     Under Policies issued in New Jersey, if you have met the requirements for the three-year Minimum Premium death benefit guarantee at the end of the three year guarantee period, the Minimum Premium death benefit guarantee will continue to apply during the fourth Policy year as long as payments made during that Policy year, less partial surrenders and loans made in that year, equal the guaranteed maximum Policy charges for the fourth Policy year. If you make a Policy transaction that changes the amount of the guaranteed maximum Policy charges for that year, then the amount you need to pay in order to preserve the Minimum Premium death benefit guarantee for an extra Policy year will change accordingly.

Lapse and Reinstatement

     Lapse. Unless the Minimum Guaranteed Death Benefit is in effect (or, during the first three Policy years, unless the Minimum Premium requirements described under "Premiums" have been met), in any month that there is insufficient net cash value to pay a Monthly Deduction the Policy will be in default. The Policy provides a 62 day grace period for payment of a premium sufficient to permit the Monthly Deduction to be made (as well as applicable deductions from the premium). (For Policies issued in New Jersey the amount due is the least of: a premium large enough to permit the Monthly Deduction, as well as applicable deductions from the premium, to be made; a premium large enough to permit the Minimum Guaranteed Death Benefit to be in effect; and a premium large enough to permit the three year Minimum Premium death benefit to be in effect. NELICO will notify you of the amount due. During the grace period insurance coverage continues under your Policy, but if the insured dies before the premium is paid, NELICO will deduct from the death proceeds the portion of the unpaid Monthly Deduction for the period prior to the date of death. If the required premium is unpaid at the end of the grace period, the Policy will lapse without value.

     Reinstatement. If your Policy has lapsed, it may be reinstated within seven years after the date of lapse. If more than 7 years have passed, or if you have surrendered the Policy, NELICO's consent is required to reinstate. Reinstatement in all cases is subject to payment of certain charges described in the Policy and generally requires evidence of insurability that is satisfactory to NELICO.


                             OTHER POLICY FEATURES

Increase in Face Amount

     After the first Policy year you may increase the face amount of your Policy. The request for an increase will be subject to NELICO's underwriting rules and requirements, including proof of insurability. The amount of the increase must be at least $10,000. If the increase requires medical underwriting, a face amount increase charge of $25.00 will be deducted on the date the increase takes effect, and on the first day of the next eleven Policy months, from the Policy's cash value in the sub-accounts and the Fixed Account, in proportion to the amount of cash value in each (unless you have elected a Single Source Expense Sub-Account).

     After an underwritten face amount increase, NELICO will attribute a portion of each premium payment you make to the face amount increase, even if you do not increase the amount or frequency of your premiums.

     Following an underwritten face increase, a new Target Premium will be established for each segment of coverage under the Policy, based on the insured's age and underwriting class at the time of the increase and the amount of the increase. (The insured's age at the time of the increase will be the insured's age at the start of that Policy year.) For the ten Policy years following such an increase, sales charges will be deducted from the portion of each premium paid after a face amount increase by applying premium payments to each segment of coverage based on the relative Target Premium amount attributable to each segment, determining whether an amount equal to the Target Premium for each segment has been paid, and calculating and imposing the applicable sales charge with respect to each segment. See "Charges and Expenses" for a description of the sales charges that will apply.

     The Monthly Deduction applicable to the Policy will be adjusted beginning with the effective date of a face amount increase to reflect the new face amount and amount at risk under the Policy. Cost of insurance charges for the segment of coverage attributable to the increase will be based on the insured's age at the time of the increase (if underwritten), or on age at issue (if not underwritten) and will reflect any change in risk classification of the insured if the face amount increase was medically underwritten. Future cost of insurance rates for the entire Policy after an increase will be based on a weighted average of relative net amount at risk amounts for each segment of coverage. (See "Charges and Expenses--Monthly Deduction from Cash Value.")

     Face amount increases that are not medically underwritten do not require payment of the face amount increase charge; and do not result in an increase in the Target Premium.

     NELICO determines the net amount at risk associated with a face amount increase by calculating the face amount increase as a percentage of the Policy's total net amount at risk immediately following the increase. The resulting percentage of the Policy's total net amount at risk is applicable to the face amount increase. The remaining percentage of the Policy's total net amount at risk is applicable to the initial face amount. (For example, if the Policy's face amount is increased by $100,000 and the total net amount at risk immediately following the increase in $250,000, then 40% of the total net amount at risk applies to the face amount increase. The remaining 60% applies to the initial face amount.) On each monthly processing day, the net amount at risk used to determine the cost of insurance charge associated with the face amount increase is the Policy's total net amount at risk at that time, multiplied by the percentage calculated as described above. This percentage remains fixed until there is another face amount increase.

     An increase in face amount will take effect on the first day of the Policy month following NELICO's approval of your application for the increase. You can contact NELICO's Administrative Office or your registered representative to determine the procedures for requesting a face amount increase. You have a limited time in which you may cancel a face amount increase. (See "Right to Return the Policy".)

     If a Policy has been issued with an Adjustable Term Insurance Rider, then NELICO may offer increases in term insurance coverage, including annual term insurance increases which are related to increases in salary or which are based on a fixed annual percentage (the "Salary Refresh" program). Limits on the annual and/or total amount of term insurance increases per Policy that will be permitted on an automatic issue basis will be determined at issue of the Policies. Increases that are not being made pursuant to an annual increase, or which exceed this limit, will require underwriting. The terms and conditions of the Salary Refresh program are contained in NELICO's published rules which are furnished at the time of application.

Loan Provision

     You may borrow all or part of the Policy's "loan value" once fifteen days have elapsed after we mail the confirmation for the initial premium. NELICO will make the loan as of the date when a loan request is received at NELICO's Administrative Office. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) You should contact NELICO's Administrative Office or your registered representative for information regarding the procedures to follow for requesting a loan.

     The Policy's loan value is equal to 90% (or more where required by state law) of the Policy's cash value. The amount of loan value available to be borrowed at any time is reduced by the amount of any outstanding Policy loan plus accrued interest.

     When Policy loan proceeds are paid to you, cash value in the amount of the loan is taken from Sub-Accounts and transferred to NELICO's general account as collateral for the loan. When you make a loan repayment, cash value held as collateral is transferred from the general account back to the Sub-Accounts, and thereby increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you specify a different allocation, cash value transferred for a Policy loan is taken from the Sub-Accounts of the Variable Account in proportion to the cash value in each. All loan repayments are allocated, unless you request otherwise, to repay the loans made against the Sub-Accounts of the Variable Account in proportion to the cash value in each at the time of repayment.

     The interest rate charged on Policy loans is 4.75% per year. It accrues daily, and is due on the Policy Anniversary. If not paid at that time, the interest accrued on the loan is added to the loan, and an amount equal to the unpaid interest is deducted from the Policy's cash value in the Sub-Accounts in proportion to the amount in each. Amounts taken as collateral for a loan earn interest at not less than a 4.00% rate per year. Currently, the rate credited is 4.00% for the first 10 Policy years and 4.50% thereafter. Interest earned on amounts held in NELICO's general account as collateral for a Policy loan is credited to the Policy's Sub-Accounts on the Policy Anniversary, in proportion to the cash value in each.

     The tax consequences of a policy loan after the tenth policy year are not clear. You should consult a tax advisor if you intend to take out a policy loan after the tenth policy year or allow a policy loan taken out during the first 10 policy years to remain outstanding after the tenth policy year.

     The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the death benefit and cash value of the Policy can be permanently affected by a Policy loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding loan plus accrued interest.

     Any payment received while a Policy loan is outstanding is treated first as a Planned Premium, second as repayment of Policy loan interest due, third as repayment of a Policy loan, and last as an unscheduled payment, unless you designate otherwise in writing to NELICO. (For Policies issued in New York, a payment will be treated as a Planned Premium when a Policy loan is outstanding only if the payment is in the exact amount of the Planned Premium; otherwise, it
----
will be treated first as repayment of Policy loan interest due, second as repayment of a Policy loan, third as a Planned Premium, and last as an unscheduled payment.) If a Policy loan is outstanding, it may be more advantageous to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges; however, repayment of the loan in place of a premium payment could cause your Policy to lose its eligibility for a death benefit guarantee. (See "Deductions from Premiums" and "Death Benefit".)

     If Policy loans plus accrued interest exceed the Policy's cash value at any time, NELICO will notify you that the Policy is going to terminate. (This situation is referred to as an "excess policy loan".) The Policy will terminate without value 62 days after the notice is mailed unless the excess amount is paid to NELICO within that time. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

     If you purchase a Policy with the proceeds of another life insurance policy that has an outstanding policy loan (see "Premium Payments"), the following conditions must be met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then any loan remaining against the new Policy cannot exceed 75% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

     Department of Labor ("DOL") regulations set forth requirements for participant loans under retirement plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, the DOL regulations will apply to plans that qualify under Section 401 of the Internal Revenue Code (the "Code"). If the retirement plan is subject to ERISA, the plan fiduciary authorized to oversee/direct the plan loan program must fulfill the requirements of the regulations including charging a "commercially reasonable" rate of interest. The policy loan interest rate may not be considered "commercially reasonable" within the meaning of the DOL regulations. In addition, the DOL regulations require that a plan loan be adequately secured but provide that not more than 50% of the participant's vested account balance (including the Policy cash value) be used as security for the loan. The DOL regulations and applicable tax law may also contain other requirements for plan loans. Therefore, plan loan provisions may differ from Policy loan provisions. If you are a participant in a retirement plan subject to ERISA, you should consult with the fiduciary administering the plan loan program. Failure of the plan loan program to comply with the requirements of the DOL regulations and of tax law may result in tax penalties under the Code and under ERISA.

Surrender

     You may surrender a Policy for its net cash value at any time while the insured is living by a request conforming to NELICO's administrative procedures. The net cash value of the surrendered Policy is determined as of the date when a surrender request is received at NELICO's Administrative Office. The net cash value equals the cash value reduced by any Policy loan and accrued interest. The net cash value paid on surrender is increased by the portion of any cost of insurance charge deducted that applies to the period beyond the date of surrender. If you surrender the Policy during the grace period (that is, at a time when the net cash value was not sufficient to cover the Monthly Deduction and no Minimum Guaranteed Death Benefit or three year Minimum Premium guarantee applies to the Policy), the net cash value you receive is reduced by an amount to cover the Monthly Deduction to the date of surrender. You may elect in writing to have all or part of the net cash value applied to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

Partial Surrender

     You may make a partial surrender of the Policy to receive a portion of its net cash value once fifteen days have elapsed after we mail the confirmation of the initial premium payment. A partial surrender will cause a reduction in the Policy's death benefit and may cause a reduction in the Policy's face amount if necessary in order that the amount at risk under the Policy not increase. Any reduction in the face amount causes a proportionate reduction in the Policy's Target Premium. Rider benefits may also be reduced. For purposes of calculating any future cost of insurance charges, any face amount reduction will apply to the initial face amount and to any prior increase in face amount on a pro rata basis. No partial surrender may reduce the face amount below the Policy's required minimum except with NELICO's consent.

     Partial surrenders in any one Policy year are limited, except with NELICO's consent, to 20% of the Policy's net cash value as of the date of the first partial surrender for the Policy year or, if less, the Policy's available loan value. Currently, NELICO permits partial surrenders of up to 90% of the Policy's net cash value per year, assuming sufficient available loan value.

     You should be aware that cash value paid upon partial surrender may not be reinvested in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums."

     A partial surrender first reduces the Policy's cash value in the Sub-Accounts of the Variable Account, in proportion to the amount of cash value in each, and then the Fixed Account, unless you request otherwise. (See "The Fixed Account" below.) The amount of net cash value paid upon partial surrender is determined as of the date when a request conforming to NELICO's administrative procedures is received at NELICO's Administrative Office. NELICO's administrative procedures can be determined by contacting your registered representative or the Administrative Office.

     A reduction in the death benefit as a result of a partial surrender may cause the Policy to become a "modified endowment contract". If you are contemplating a partial surrender, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

Reduction in Face Amount

     After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any of the Policy's cash value. (This feature differs from a partial surrender in that a partial surrender causes part of the Policy's cash value to be distributed to you.)

     For purposes of calculating future cost of insurance charges, a face amount reduction will apply to the initial face amount and to any prior increase in face amount on a pro rata basis. The face amount remaining after a reduction has to meet NELICO's minimum face amount requirements for issue, except with NELICO's consent.

     If you decrease the face amount of your Policy, the Target Premium is also decreased. Your Policy's actual cash value is not reduced, but generally, the Policy's death benefit is decreased.

     However, if you have selected the guideline premium test, and if the death benefit is being increased in accordance with federal income tax laws, the death benefit will not be decreased. A reduction in face amount in this situation is not advisable, because it will not reduce your death benefit or cost of insurance charges (although it will reduce your administrative charges). In addition, any rider benefits attached to the Policy may also have to be decreased. Finally, a reduction in the face amount of your Policy will reduce the Federal tax law limitations on the amount of premiums that can be paid under the Policy. In these cases, a portion of the Policy's cash value will be paid to you if necessary to allow the Policy to comply with Federal tax law.

     A face amount reduction takes effect as of the date when NELICO has received a request at its Administrative Office meeting NELICO's administrative requirements. You can determine NELICO's administrative requirements by contacting your registered representative or the Administrative Office.

     A reduction in the face amount of a Policy that causes a death benefit reduction may cause the Policy to become a "modified endowment contract". If you are contemplating a reduction in face amount, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

Acceleration of Death Benefit Rider

     NELICO may offer in the future a rider benefit that will allow you to receive an accelerated payment of your Policy's death benefit. This advance payment of the death benefit will be available where certain special needs exist, as described briefly below. The right to exercise the rider will be subject to certain conditions contained in the rider.

     NELICO will make the accelerated benefits rider available to you only
     ---------------------------------------------------------------------
if:  (1) your state insurance department has approved the rider, and (2)
------------------------------------------------------------------------
NELICO believes that the rider will meet the definition of an accelerated death
-------------------------------------------------------------------------------
benefit for Federal income tax purposes and (3) the
---------------------------------------------------
availability of the rider will not jeopardize the qualification of the Policy as
--------------------------------------------------------------------------------
life insurance under federal income tax law.
--------------------------------------------

     If the accelerated benefits rider is offered, it is expected to provide that if the insured is diagnosed as terminally ill, as defined in the rider, you may request an accelerated payment of the Policy's death benefit. The payment may be subject to discounting and charges. Payment will be subject to evidence satisfactory to NELICO.

     See "Tax Considerations", below, for a discussion of the tax consequences associated with the accelerated benefits rider.

Investment Options

     You may allocate your Policy's premiums and cash value among the Sub-Accounts of the Variable Account and the Fixed Account in any combination. Currently, allocations can be made to an unlimited number of the available accounts (including the Fixed Account) at any time; NELICO reserves the right to limit the number of available accounts to which allocations can be made to ten. A minimum of 1% of the premium must be allocated to each Sub-Account selected. Percentages allocated must be in whole numbers.

     You make the initial premium allocation when you apply for a Policy. You may change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when NELICO receives your request. You may request the change by telephone or by written request in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Administrative Office.")

     See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

Transfer Option

     Beginning fifteen days after NELICO mails the confirmation for the initial premium, you may transfer your Policy's cash value between Sub-Accounts up to four times in a policy year (twelve times per policy year for Policies issued in New York) without NELICO's consent. NELICO currently allows 12 Sub-Account transfers per Policy year under all Policies. Transfers under dollar cost averaging, and transfers out of the Fixed Account, are not counted against this limit. All Sub-Account transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the date when NELICO receives the transfer request at its Administrative Office. (See "Communications and Payments".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     You may request a Sub-Account transfer or reallocation of future premiums by written request (which may be telecopied) to NELICO's Administrative Office or by telephoning NELICO. To request a transfer or reallocation by telephone, you should contact your registered representative or contact NELICO at 1-800- ________. Requests for transfers (up to NELICO's current limit per policy year) or reallocations by telephone will be automatically permitted. NELICO will use reasonable procedures, such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by NELICO to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If NELICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses due to unauthorized or fraudulent instructions.

Dollar Cost Averaging

          NELICO offers an automated transfer privilege referred to here as dollar cost averaging. The main objective of dollar cost averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Sub-Accounts each month, over time more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows Policy Owners to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

          Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each month (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts. We reserve the right to limit allocation of cash value to no more than 10 of the Sub-Accounts at any one time. A minimum of $100 must be transferred to each Sub-Account that you select under this feature. Currently, transfers made under the dollar cost averaging program will not be counted against the 12 transfers that may be made each year. You may select a dollar cost averaging program when you apply for the Policy or at a later date by contacting NELICO's Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the asset rebalancing program. (See "Asset Rebalancing" below). You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. Transfers will continue until you notify us to stop making transfers or there no longer is sufficient cash value in the Sub-Account from which you are transferring cash value.

 Asset Rebalancing

          NELICO offers an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts each quarter to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help a Policy Owner "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that a Policy Owner will not have losses.

          You may select an asset rebalancing program when you apply for the Policy or at a later date by contacting NELICO's Administrative Office. You specify the percentage allocations according to which your cash value will be reallocated among the Sub-Accounts. You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. (See "Dollar Cost Averaging" above). On the last day of each calendar quarter on which the New York Stock Exchange is open, we will transfer cash value among the Sub-Accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until a written or telephone request to terminate is received at NELICO's Administrative Office. Currently, transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

 Substitution of Insured Person

          Subject to state insurance department approval, NELICO offers a rider benefit that will allow you to substitute the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable. The right to substitute the insured person is subject to certain restrictions. A substitution of the insured person will result in a taxable exchange. In addition, a substitution of the insured person could reduce the amount of premiums allowed to be paid into the Policy under Federal tax law if you selected the guideline premium test and, as a result, may require a partial surrender of cash value. This rider may not be approved in every state and therefore may not be available in every state. Your registered representative can provide current information on the availability of the rider. Since substituting the insured person may be a taxable event, you should consult your tax advisor before substituting the insured person under your Policy.

          Payment of Proceeds

          NELICO will ordinarily pay any net cash value, loan value or death benefit proceeds payable from the Sub-Accounts within seven days after receipt at the Administrative Office of a request, or proof of death of the insured, in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) However, NELICO may delay payment (except when a loan is made to pay a premium to NELICO) or transfers from the Sub-
 Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that a state of emergency exists that makes payments or Sub-Account transfers impractical, or (iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment. NELICO may withhold payment of surrender or loan proceeds to the extent that those proceeds are derived from a Policy Owner's check which has not yet cleared. In those cases, NELICO will process the surrender or loan to the extent of policy values for which the Policy Owner has made full payment. The balance of the surrender or loan proceeds will be paid when the Policy Owner's check has cleared. NELICO may also delay payment if it considers whether to contest the Policy. NELICO will pay interest on the death benefit proceeds from the date they become payable to the date they are paid in one sum or, if a payment option was selected, to the effective date of the option. (See "Payment Options".)

          Death benefit proceeds may be paid pursuant to NELICO's Access Plus program. If the Access Plus program is elected, an Access Plus account will be established at State Street Bank & Trust Company at the time that death benefit proceeds are payable. The Access Plus account provides convenient access to proceeds, which are maintained in MetLife's general account, through checkbook privileges with State Street. A beneficiary may elect to have death benefit proceeds paid through the Access Plus program at any time prior to the payment of death benefit proceeds.

          Payments of cash value, or of any loan value available, from cash value in the Fixed Account will normally be paid promptly. However, NELICO has the right to delay such payments for up to six months from the date of the request (to the extent allowed by state insurance law). NELICO will pay interest in accordance with state insurance law requirements on payments that are delayed.

 24 Month Right

          General Right. Generally, during the first 24 months after the Policy's issue date, and during the first 24 months after the effective date of an increase in face amount, you may convert this Policy, or a portion thereof, to fixed benefit coverage by transferring all or a portion of your Policy's cash value, and allocating all or a portion of future premiums, to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to NELICO.

          This privilege may be exercised only once within 24 months after issue, and only once within 24 months after each increase in face amount. Transfers into the Fixed Account pursuant to this right will not count toward the limit on the number of cash value transfers permitted under the Policy each year. Cash value that is transferred to the Fixed Account, and future premium amounts allocated to the Fixed Account, may subsequently be transferred back to one or more Sub-Accounts of the Variable Account, subject to the Policy's general limits on transfers from the Fixed Account (see "The Fixed Account").

          The Policy generally permits NELICO to limit allocations to the Fixed Account under certain circumstances. (See "The Fixed Account.") If NELICO limits such allocations and you subsequently wish to exercise the 24 Month Right, your right will be limited to (i) the Policy's cash value prior to any face amount increase plus that portion of future premiums attributable to the Policy's face amount prior to any increase, if the right is exercised during the first 24 months after issue, or (ii) that portion of the Policy's cash value and future premiums attributable to the face amount increase, if the right is exercised within 24 months after a face amount increase. After exercising the 24 Month Right, you may continue to allocate to the Fixed Account only the percentage of premiums that was allocated to the Fixed Account pursuant to your most recent exercise of the 24 Month Right. In addition, if you have exercised this right, and NELICO subsequently limits such allocations, then you may continue to allocate to the Fixed Account only the lowest percentage of premiums that was allocated to the Fixed Account at any time since your most recent exercise of the 24 Month Right.

          For Policies Issued in Maryland and New Jersey.  Under Policies
 issued in Maryland and New Jersey, you can exchange the initial face amount of your Policy, and any increase in face amount of your Policy, for a fixed benefit whole life or endowment life insurance policy provided that (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date or, if you are exchanging an increase in face amount, within 24 months after the effective date of the increase. The new policy will be issued by NELICO or, if no such policy is available for an exchange, by
 MetLife.   If you exercise this option, you will have to make up any investment loss you had that is attributable to the portion of the variable life insurance policy being exchanged.

          The exchange will be made without evidence of insurability. The new policy will have, at the option of the policyholder, either the same death benefit or the same net amount at risk as that being exchanged. For the exchange of the initial face amount of the variable life policy, the new policy will have the same issue age, underwriting class and policy date as the variable life policy had. For the exchange of an increase in face amount, the new policy will have the same issue age of the insured as the age of the insured on the effective date of the increase, the same underwriting class as the underwriting class on the effective date of the increase, and a policy date equal to the effective date of the increase. Any riders to the original Policy will be attached to the new policy if they are available.

          The exchange will be effective on the date when NELICO receives written notice at its Administrative Office in a form satisfactory to NELICO, the Policy and payment to NELICO of any cost to exchange. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) The exchange may result in a cost or credit to you. The cost or credit will reflect any differences in cash values and charges between the exchanged portion of the variable life policy and the new policy. Upon the exchange, you may also need to make an immediate premium payment on the new policy in order to keep it in force. Any policy loan outstanding must be repaid on or before the effective date of the exchange.

 Payment Options

          The Policy's death benefit and net cash value will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. You can choose a combination of payment options. The selection of a payment option and the naming of a payee must be in written form satisfactory to NELICO. You can make, change or revoke the selection before the death of the insured. The payment options available are fixed benefit options only; therefore, proceeds applied to an option will no longer be affected by the investment experience of the Variable Account. The guaranteed mortality assumptions used in determining payment levels under the options will not vary based on sex. (For Policies issued in New York and Oregon, however, and which are not issued for use in connection with certain employee benefit plans and fringe benefit programs, the mortality assumptions will vary based on sex. See "Group or Sponsored Arrangements".) Once payments under an option begin, withdrawal rights may be restricted.

          The following payment options are available:

             (i) Income for a Specified Number of Years. Proceeds are paid in equal monthly installments for up to 30 years, with interest at a rate not less than 3.5% a year, compounded yearly. Additional interest paid by NELICO for any year will be added to the monthly payments for that year.

        (ii)     Life Income. Proceeds are paid in equal monthly installments
           (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

       (iii) Life Income with Refund. Proceeds are paid in equal monthly installments during the life of the payee. At the payee's death, any unpaid proceeds remaining are paid either in one sum or in equal monthly installments until the total proceeds have been paid.

        (iv) Interest. Proceeds are held for the life of the payee or another agreed upon period. Interest of at least 3.5% a year is paid monthly or added to the principal annually. At the death of the payee, or at the end of the period agreed to, the balance of principal and any interest will be paid in one sum.

         (v) Specified Amount of Income. Proceeds plus accrued interest of at least 3.5% a year are paid in an amount and at a frequency elected until total proceeds have been paid. Any amounts unpaid at the death of the payee will be paid in one sum.

        (vi) Life Income for Two Lives. Proceeds will be paid in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, two-thirds of the monthly amount for the life of the surviving payee will be paid.

     NELICO's consent to use of an option is required if the installment payments would be less than $20.

     Additional Benefits by Rider

     The Minimum Death Benefit Guarantee, if elected at issue, is added to the Policy by rider. A Policy can include additional benefits provided by rider to the Policy, subject to NELICO's underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account, and rider benefits are subject to different terms, conditions, and guarantees than is the Policy.

     It may be to your economic advantage to include a significant portion or percentage of your insurance coverage under a term rider. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term coverage no longer participate in the investment experience of the Variable Account, and generally increase with the age of the covered individual. Use of a term rider generally reduces sales compensation. Your registered representative can provide you more information on the uses of term rider coverage.

     The following riders are available:

       Adjustable Term Rider, which provides term insurance.   This Rider
  terminates no later than the Policy anniversary on which the insured has reached attained age 100.

       Waiver of Monthly Deduction, which provides for waiver of Monthly Deductions upon the disability of the insured.

       Temporary Term Insurance, which provides for insurance from the date of issue to the Policy Date.

       Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of particular riders.

  Policy Owner and Beneficiary

     The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. The beneficiary of the Policy may be changed at any time before the death of the insured. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, the proceeds will be paid to the Policy Owner.

     A change of Policy Owner or beneficiary must be in written form satisfactory to NELICO and must be dated and signed by the Policy Owner making the change. The change will be subject to all payments made and actions taken by NELICO under the Policy before the signed change form is received by NELICO at its Administrative Office.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by NELICO under the Policy before a signed copy of the assignment form is received at NELICO's Administrative Office. NELICO will not be responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                              THE VARIABLE ACCOUNT

     The Variable Account was established as a separate investment account of NELICO on January 31, 1983 under Delaware law and became subject to Massachusetts law when NELICO changed its domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for other NELICO variable life insurance policies in addition to the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve supervision by the SEC of the management or investment practices or policies of the Variable Account. However, both NELICO and the Variable Account are subject to regulation by the Massachusetts Insurance Commissioner and to the insurance laws and regulations in every jurisdiction where the Policies are sold.

     Although the assets of the Variable Account are owned by NELICO, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business NELICO may conduct. NELICO believes this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of NELICO's general creditors, and may only be used to support the cash values under its variable life insurance policies issued by the Variable Account. But NELICO may transfer to its general account assets which exceed the reserves and other liabilities of the Variable Account. Before making any such transfer, NELICO will consider any possible adverse impact the transfer might have on the Variable Account.

     Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of NELICO's other income or capital gains and losses.

  Investments of the Variable Account

     The Variable Account currently has 16 Sub-Accounts, each of which invests in a series of an Eligible Fund. The Sub-Accounts of the Variable Account are:

     -- The Zenith Money Market Sub-Account, which invests in the Back Bay Advisors Money Market Series of the Zenith Fund

     -- The Zenith Bond Income Sub-Account, which invests in the Back Bay Advisors Bond Income Series of the Zenith Fund

     -- The Zenith Capital Growth Sub-Account, which invests in the Capital Growth Series of the Zenith Fund

     -- The Zenith Stock Index Sub-Account, which invests in the Westpeak Stock Index Series of the Zenith Fund

     -- The Zenith Managed Sub-Account, which invests in the Back Bay Advisors Managed Series of the Zenith Fund

     -- The Zenith Growth and Income Sub-Account, which invests in the Westpeak Growth and Income Series of the Zenith Fund

     -- The Zenith Small Cap Sub-Account, which invests in the Loomis Sayles Small Cap Series of the Zenith Fund

     -- The Zenith Balanced Sub-Account, which invests in the Loomis Sayles Balanced Series of the Zenith Fund

     -- The Zenith Equity Growth Sub-Account, which invests in the Alger Equity Growth Series of the Zenith Fund

     -- The Zenith Venture Value Sub-Account, which invests in the Davis Venture Value Series of the Zenith Fund

     -- The Zenith Mid Cap Value Sub-Account, which invests in the Goldman Sachs Mid Cap Value Series (formerly the Loomis Sayles Avanti Growth Series) of the Zenith Fund

     -- The Zenith International Magnum Equity Sub-Account, which invests in the Morgan Stanley International Magnum Equity Series of the Zenith Fund

     -- The Equity-Income Sub-Account, which invests in the Equity-Income Portfolio of the VIP Fund

     -- The Overseas Sub-Account, which invests in the Overseas Portfolio of the VIP Fund

     -- The High Income Sub-Account, which invests in the High Income Portfolio of the VIP Fund

     --  The Asset Manager Sub-Account, which invests in the Asset Manager
          Portfolio of VIP Fund II

     The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund was established as an investment vehicle for separate investment accounts of NELICO and of other life insurance companies. Currently the Zenith Fund is the funding vehicle for the Variable Account and for separate accounts of NELICO and MetLife that issue variable annuity contracts.

     The VIP Fund and VIP Fund II are open-end, diversified management investment companies (mutual funds) that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies. The VIP Fund and VIP Fund II were organized by Fidelity Management & Research Company.

     Shares of the Eligible Funds are purchased and sold by the Variable Account at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

     The investment objectives of the Eligible Funds' portfolios are described briefly below. There is, of course, no assurance that these objectives will be met. A full description of the Eligible Funds, including their investment objectives and policies, expenses, and risks of investing in the Eligible Funds, is contained in the attached Eligible Fund prospectuses, as well as in the Zenith Fund's Statement of Additional Information, which is referenced in the Zenith Fund prospectus, and in the Statement of Additional Information for the VIP Fund and VIP Fund II, which is referenced in those Funds' prospectus.

     The Zenith Back Bay Advisors Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital through investment in a managed portfolio of high quality money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Series will maintain a stable net asset value of $100 per share.

     The Zenith Back Bay Advisors Bond Income Series' investment objective is to provide a high level of current income consistent with protection of capital and moderate investment risk through investment primarily in U.S. Government and corporate bonds.

     The Zenith Capital Growth Series' investment objective is long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the U.S. economy.

     The Zenith Westpeak Stock Index Series' investment objective is to provide investment results that correspond to the composite price and yield performance of United States publicly traded common stocks. The Series currently seeks to achieve its objective by attempting to duplicate the composite price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

     The Zenith Back Bay Advisors Managed Series' investment objective is to provide a favorable total investment return through investment in a diversified portfolio of common stocks and fixed income securities.

     The Zenith Westpeak Growth and Income Series' investment objective is long-term total return (capital appreciation and dividend income) through investment in equity securities. Emphasis will be given to both undervalued securities ("value" style) and securities of companies with growth potential ("growth" style).

     The Zenith Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or their equivalent. The Series invests primarily in stocks of small cap companies with good earnings growth potential that Loomis Sayles believes are undervalued by the market. Typically, such companies have market capitalization of less than $1 billion. Normally, the Series will invest at least 65% of its assets in companies with market capitalization in the range of the average market capitalization of those companies which make up the Russell 2000 Index at the time of investment, and which have better than average growth rates at below average price/earnings ratios, and have strong balance sheets and cash flow.

     The Zenith Loomis Sayles Balanced Series' investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income. The Series is "flexibly managed" in that sometimes it invests more heavily in equity securities and at other times it invests more heavily in fixed-income securities. The Series invests at least 25% of its assets in fixed income senior securities and, under normal market conditions, more than 50% of its assets in common stocks.

     The Zenith Morgan Stanley International Magnum Equity Series' investment objective is long-term capital appreciation through investment primarily in international equity securities of non-U.S. issuers, in accordance with the EAFE country weightings determined by the series' sub-adviser. Under normal circumstances at least 65% of the total assets of the series will be invested in equity securities of issuers in at least three countries outside the United States.

     The Zenith Goldman Sachs Mid Cap Value Series' investment objective is long-term capital appreciation. The Series invests, under normal circumstances, substantially all of its assets in equity securities and at least 65% of its total assets in equity securities of companies with public stock market capitalization of between $500 million and $10 billion at the time of investment.

     The Zenith Davis Venture Value Series' investment objective is growth of capital. The Series will primarily invest in domestic common stocks that the Series' subadviser believes have capital growth potential due to factors such as undervalued assets or earnings potential, product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects. The Series will generally invest predominantly in equity securities of companies with market capitalizations of at least $250 million.

     The Zenith Alger Equity Growth Series' investment objective is to seek long-term capital appreciation. The Series' assets will be invested primarily in a diversified, actively managed portfolio of equity securities, primarily of companies having a total market capitalization of $1 billion or greater.

     The VIP Fund Equity-Income Portfolio's investment objective is to seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Equity-Income Portfolio will also consider the potential for capital appreciation.

     The VIP Fund Overseas Portfolio's investment objective is long-term growth of capital primarily through investments in foreign securities. Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risks of currency fluctuation.

     The VIP Fund High Income Portfolio's investment objective is to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. High-yielding, lower-rated debt securities present higher risks of untimely interest and principal payments, default and price volatility than higher-rated securities, and may present problems of liquidity and valuation.

     The VIP Fund II Asset Manager Portfolio's investment objective is to seek high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

     The basic objective of the Policy is to provide benefits which increase in value when the investment experience of the Policy's sub-accounts is favorable. Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Zenith Capital Growth, Zenith Mid Cap Value, Zenith Equity Growth, Zenith Venture Value, Zenith Growth and Income, Zenith Stock Index, Zenith International Magnum Equity or Zenith Small Cap Sub-Accounts, or the Equity-Income or Overseas Sub-Accounts, or some combination of these sub-accounts, may, therefore, be a more desirable selection for Policy Owners who have a long-term time horizon and/or are willing to accept such risks of short term fluctuations in value. For a demonstration of certain of these market trends, see Appendix C: Long Term Market Trends. Historically, the investment performance of "small cap" stocks over the long term has generally been superior to stocks of large capitalization companies, although "small cap" stocks have been substantially more volatile than "large cap" stocks. Historically, having a small percentage of a portfolio invested in overseas stocks and the rest in domestic stocks has produced a portfolio that has less, although still substantial, volatility than a completely domestic portfolio. Equity investors should recognize that overseas and "small cap" funds taken alone traditionally involve more risk than most domestic stock funds.

     The performance of the various financial markets over shorter periods of time has sometimes differed from their long term historical results. Short term interest rates were very high in the late 1970's and early 1980's, but are now lower. Long term bond values continue to fluctuate and could lose value if interest rates rise. Common stock prices, which have risen substantially at times, have also had periods of significant negative returns. Policy Owners who seek somewhat greater protection against loss of principal in the short term than that afforded by a stock fund may prefer the High Income Sub-Account or the Zenith Bond Income Sub-Account. However, because the High Income Portfolio invests in higher yielding, lower rated and unrated fixed income securities (including bonds commonly referred to as "junk" bonds), it has a higher degree of risk associated with it relative to more conservative fixed income funds. Those who seek even greater safety of principal may select the Zenith Money Market Sub-Account, although it is subject to possible rapid changes in short term interest rates. Those who primarily seek safety of principal should consider fixed life insurance as an alternative to variable life insurance.

     NELICO guarantees the principal invested in the Fixed Account, although this guarantee is subject to NELICO's claims paying ability.

     You may wish to consider diversifying your investments by allocating the Policy's cash value among two or more sub-accounts.

     Policy Owners may also diversify by selecting the Zenith Managed Sub-Account, Zenith Balanced Sub-Account or the Asset Manager Sub-Account, since each generally invests its assets at most times in a combination of bonds, stocks and short term instruments, in varying proportions depending upon the investment adviser's evaluation of the economy and financial markets. The Asset Manager Portfolio has the ability to invest its stock portfolio more aggressively than the Back Bay Advisors Managed Series. You may also wish to diversify your cash value by country. The Overseas Sub-Account and Zenith International Magnum Equity Sub-Account allow you to participate primarily in companies and economies outside the United States.

     The selection of a Policy's sub-accounts is a matter of your own choice and should depend on your willingness to accept investment risks, the other types of investments you have and your own assessment of future economic and financial market conditions.

Investment Management

     The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, which is an indirect, wholly-owned subsidiary of NELICO, CGM, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

                Series                               Adviser                           Sub-Adviser
--------------------------------------  ---------------------------------  ------------------------------------
Capital Growth                          Capital Growth Management Limited
                                        Partnership ("CGM")*
Back Bay Advisors Money Market          TNE Advisers, Inc.                 Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income           TNE Advisers, Inc.                 Back Bay Advisors, L.P.*
Back Bay Advisors Managed               TNE Advisers, Inc.                 Back Bay Advisors, L.P.*
Westpeak Stock Index                    TNE Advisers, Inc.                 Westpeak Investment Advisors, L.P.*
Westpeak Growth and Income              TNE Advisers, Inc.                 Westpeak Investment Advisors, L.P.*
Loomis Sayles Small Cap                 TNE Advisers, Inc.                 Loomis, Sayles & Company, L.P.*
Loomis Sayles Balanced                  TNE Advisers, Inc.                 Loomis, Sayles & Company, L.P.*
Morgan Stanley International            TNE Advisers, Inc.                 Morgan Stanley Asset Management Inc.
     Magnum Equity
Goldman Sachs Mid Cap Value             TNE Advisers, Inc.                 Goldman Sachs Asset Management
Davis Venture Value                     TNE Advisers, Inc.                 Davis Selected Advisers, L.P.
Alger Equity Growth                     TNE Advisers, Inc.                 Fred Alger Management, Inc.

  * An affiliate of NELICO

     In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-advisers, except as follows. The New England served as investment adviser to the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser. The Capital Growth Series was managed by Loomis Sayles until March 1, 1990, when its Capital Growth Management Division was reorganized into CGM. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management became the sub-adviser. The Goldman Sachs Mid Cap Value Series' sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs became the sub-adviser. For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.

     Fidelity Management & Research Company, the investment adviser for the VIP Fund and VIP Fund II, is the original Fidelity company and was founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. For more information regarding the Equity-Income, Overseas High Income and Asset Manager Portfolios and Fidelity Management & Research Company, see the VIP Fund and VIP Fund II prospectus attached at the end of this prospectus and their Statement of Additional Information.

                               THE FIXED ACCOUNT

     A Fixed Account option is available under the Policy in states where it has been approved by the state insurance department. The Fixed Account may not be approved by every state insurance department and therefore it may not be available in every state.

     You may allocate net premiums for your Policy, and may transfer your Policy's cash value, to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and NELICO has been advised that the staff of the SEC does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

General Description

     NELICO's general account includes all the assets owned by NELICO, other than the assets in the Variable Account or in any other separate accounts that NELICO may establish. NELICO has sole discretion over the investment of assets in the general account, including the Fixed Account. Policy Owners who allocate cash value to the Fixed Account will not share in the actual investment experience of the Fixed Account. Instead, NELICO guarantees that cash values in the Fixed Account will earn interest at an annual rate of at least 4%. NELICO may from time to time credit interest at a higher rate than 4%, but it is under no obligation to do so. NELICO declares the current interest rate for the Fixed Account periodically. Your Policy cash values that are in the Fixed Account will earn interest daily.

     NELICO may vary the way in which it credits interest in the Fixed Account from time to time. The following is a description of NELICO's current method for crediting interest to cash value in the Fixed Account. All of your Policy's cash value in the Fixed Account on a Policy anniversary will earn interest at the declared annual rate in effect on the anniversary. It will earn interest at this rate until the next Policy anniversary, when it will be credited with the current rate declared by NELICO. (Although NELICO's current practice is to credit your entire Fixed Account cash value on a Policy anniversary with the most recently declared annual rate until the next anniversary, NELICO can select any portion, from 0% to 100%, of your Fixed Account cash value on a Policy anniversary to earn interest at the most recently declared rate until the next Policy anniversary.) Any net premiums allocated or any portion of your Policy's cash value transferred to the Fixed Account from the Variable Account on a date other than a Policy anniversary will earn interest at NELICO's most recently declared rate until the next Policy anniversary. Any loan repayment allocated to the Fixed Account will be credited with the lesser of the most recently declared interest rate and the effective interest rate for your Policy's cash value in the Fixed Account on the date of the repayment. The effective interest rate credited at any time to your cash value in the Fixed Account will be a weighted average of all the Fixed Account rates for your Policy.

Values and Benefits

     The Policy's cash value in the Fixed Account reflects the net premiums allocated to the Fixed Account, interest credited to cash value in the Fixed Account, any loans, partial surrenders made from the Fixed Account cash value, charges deducted, and any transfers of cash value to or from the Variable Account. Charges will be deducted from the Policy's cash value in the Fixed Account and in the Policy's Sub-Accounts in proportion to the amount of the Policy's cash value in each, unless you have designated a monthly charge sub-
account.   (See "Monthly Deduction from Cash Value".)  The Fixed Account cannot be selected as the monthly charge sub-account. A Policy's total cash value will include its cash value in the Variable Account, its cash value in the Fixed Account, and any of its cash value held in NELICO's general account (but outside of the Fixed Account) as a result of a Policy loan.

     The amount of the Policy's cash value in the Fixed Account will be taken into account in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefit".)

Policy Transactions

     NELICO reserves the right to restrict allocations to the Fixed Account if the effective annual rate of interest that would apply to the amount allocated is the minimum 4% rate. Otherwise, allocations of net premiums to the Fixed Account are subject to the same percentage requirements that apply to the Variable Account. (See "Allocation of Net Premiums".)

     Except as described below, amounts in the Fixed Account are subject to the same rights and limitations regarding transfers, loans, surrenders and partial surrenders that apply to amounts in the Variable Account. (See "Other Policy Features".) The following special rules apply to transactions involving amounts in the Fixed Account.

     Transfers of amounts from the Fixed Account to the Variable Account will be allowed only once in each Policy year. A transfer of cash value from the Fixed Account will be processed only if NELICO receives the transfer request within the 30 day period after the Policy anniversary, and the transfer will be effected as of the date the transfer request is received at NELICO's Administrative Office. The amount of cash value which may be transferred from the Fixed Account is limited to the greater of 25% of the Policy's cash value in the Fixed Account on the transfer date or the amount of cash value transferred from the Fixed Account in the preceding Policy year. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of cash value from the Fixed Account. The total number of transfers among Sub-Accounts and from the Sub-Accounts to the Fixed Account may not exceed four in one Policy year without NELICO's consent. NELICO currently allows 12 such transfers per Policy year. Transfers out of the Fixed Account will not be counted against this limit. NELICO reserves the right to restrict transfers of cash value into the Fixed Account, if the effective annual rate of interest that would apply to the amount transferred is the minimum 4% rate.

     Unless you request otherwise, a Policy loan will reduce the Policy's cash value in the Sub-Accounts and not the cash value in the Fixed Account. If there is not enough cash value in the Policy's Sub-Accounts to provide the amount of the loan, however, the balance of the loan will be taken from the cash value in the Fixed Account. All loan repayments will be allocated first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's Sub-Accounts and the Fixed Account as a result of a loan will earn interest at not less than 4% per year, which will be credited annually to the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     Unless you request otherwise, partial surrenders will be taken only from the Policy's Sub-Accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts to provide the full amount requested, the balance of the partial surrender will be taken from the Fixed Account.

     NELICO has the right to delay transfers, surrenders, and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). Loans to pay premiums on policies issued by NELICO will not be delayed.


                        NELICO'S DISTRIBUTION AGREEMENT

     NELICO sells the Policies through agents who are licensed by state insurance officials to sell NELICO's variable life insurance policies. These agents are also registered representatives of New

England Securities Corporation ("New England Securities"). New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

     New England Securities, whose principal business address is 399 Boylston Street, Boston, Massachusetts 02116, serves as the principal underwriter for the Policies under a Distribution Agreement between NELICO and New England Securities.

     Under the Distribution Agreement, NELICO pays the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

     The selling agent may select one of three alternative schedules for payment by NELICO of commissions and/or service fees for sales of a Policy: (1) a maximum of ___% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, and a maximum of __% thereafter; with a maximum commission of __% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; (2) __________________; or (3) ______________________. For Policies sold to certain group or sponsored arrangements the maximum ___% first year commission may be paid in installments over a period of years rather than all in the first Policy year. Agents who meet certain productivity and persistency standards in selling policies issued by NELICO may be eligible for additional compensation. Non-cash forms of compensation may also be paid in compliance with applicable law. Sales expenses in any year are not equal to the deduction for sales charges in that year.

     New England Securities distributes mutual funds, variable annuity contracts and variable life insurance policies. It is the principal underwriter for the Zenith Fund; The New England Variable Account; New England Retirement Investment Account; New England Variable Annuity Separate Account; and New England Variable Annuity Fund I. New England Securities also sells interests in various investment partnerships.

     New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer will not exceed the following, depending upon the compensation schedule elected by the selling agent: (1) ___% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in the first Policy year, __% thereafter, and __% of all payments in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; (2) _________________________; or (3)
____________________.    Commissions will be paid through the registered broker-
dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies.


                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

     Generally, NELICO can challenge the validity of your Policy or a rider to your Policy during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. NELICO can challenge the portion of the death benefit resulting from payment of an underwritten premium payment for two years during the insured's lifetime from the date the premium payment was received and can challenge the portion of the death benefit resulting from an increase in face amount for two years during the insured's lifetime from the effective date of the increase. However, if the insured dies within two years of the date of issue, NELICO can challenge all or part of the Policy at any time with respect to misrepresentations in the application. If the insured dies within two years of the effective date of an increase in face amount, NELICO can challenge the portion of the death benefit resulting from the face amount increase at any time with respect to misrepresentation.

Misstatement of Age or Sex

     If the insured's age or sex is misstated in the application, the Policy's death benefit will be the amount that the most recent Monthly Deduction which was made would have provided, based on the insured's correct age and, if the Policy is sex-based, on the insured's correct sex.

Suicide

     If the insured commits suicide within two years (or less, if required by state law) from the date of issue set forth in the Policy, the death benefit will be limited to the amount of the premiums paid, less any policy loan balance, and less any partial surrenders. If the insured commits suicide more than two years from the issue date of the Policy but within two years from the effective date of an increase in face amount, the death benefit for the increase in face amount will be limited to the Monthly Deductions and any Face Amount Increase Administrative Charge made to pay for that increase. (Where required by state law, NELICO will determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)


                               TAX CONSIDERATIONS

Policy Proceeds

     The following discussion of Federal income tax issues relating to the Policies is general in nature and is not intended as tax advice. It describes what NELICO believes is the Federal income tax treatment of the Policies in the most commonly occurring circumstances and does not reflect the effect of Federal income taxes in all situations. In addition, there is no guarantee that the Federal income tax laws and regulations or interpretation of them will not change. Therefore, NELICO recommends that you consult your own tax advisor for more complete information and advice.

     Definition of Life Insurance.   Section 7702 of the Internal Revenue Code
of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes.

     The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.

     Nevertheless, NELICO believes that the Policy qualifies as a life insurance contract for federal income tax purposes. This means that:

     . the death benefit should be fully excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

     . the Policy Owner should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.

     Because of the absence of final regulations or any other pertinent interpretations, it, however, is unclear whether substandard risk and automatic issue Policies or Policies with term riders added will, in all cases, meet the statutory life insurance contract definition. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.

     NELICO thus reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

     Taxation of Accelerated Benefits Rider.   NELICO believes that payments
received under the accelerated benefits rider it makes available will qualify as an accelerated death benefit under the Code. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.) Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, a payment that is treated as an accelerated death benefit for federal income tax purposes should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. If such payments do not qualify as an accelerated death benefit, their tax treatment would depend on whether or not the Policy is a modified endowment contract. You should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting a payment under this rider.

     Tax Law Effects on Certain Pre-Death Distributions.   Section 7702A of the
Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance policy which is also a "modified endowment contract" (defined below under "Modified Endowment Contracts"). Whether a Policy will be classified as a modified endowment contract will depend upon the amount and timing of payments made under the Policy.

     Non-Modified Endowment Contracts.   For Policies not classified as modified
endowment contracts NELICO believes any Policy loans received under such Policies will be treated as indebtedness of the Policy Owner and will not be treated as taxable income to you. This assumes that the Policy has not lapsed, been surrendered or terminated. As a general rule, Policy loan interest is not deductible under current Federal income tax law.

     You may be subject to Federal income tax upon surrender of your Policy if the net cash surrender value of the Policy is greater than the investment in the Policy less prior distributions from the Policy that were not taxed. If a Policy has a Policy loan and is surrendered or lapses, the Policy loan is treated as a distribution and would be taxable if there is a gain in the Policy. In that case, the gain in the Policy would be taxable even if the Policy has no net cash surrender value. If you incur a loss upon the surrender it is not likely to be deductible for Federal income tax purposes.

     Generally, a partial surrender of the Policy will not be taxable to you unless it is greater than the investment in the Policy less the untaxed portions of any prior distributions. The Code does provide, however, that in certain situations in the first 15 years of the Policy partial surrenders may be taxable, in whole or in part, if the cash value is greater than the total investment in the Policy. In this case, an amount may be taxable even if the amount of the partial surrender is less than the investment in the Policy.

     Modified Endowment Contracts.   A modified endowment contract is a life
insurance contract which fails to satisfy a "7-pay test". In general, a Policy will fail to satisfy the 7-pay test if the total amount paid under the Policy at any time during the first seven Policy years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums. (The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the Policy's earnings and the use of a reasonable mortality charge. Variable Account investment experience does not affect whether or not a Policy will become a modified endowment contract.) Riders to the Policy are considered part of the Policy for purposes of applying the 7-pay test. If there is a reduction in the Policy's death benefit (for example, as a result of a partial surrender or face amount reduction) at any time during the first seven Policy years or within seven years of a face amount increase or "material change" (see below), the 7-pay test will be applied back to issue (or to the date of the most recent face amount increase or material change, whichever is latest), as if the Policy's coverage were equal to the reduced face amount at that time. If there is a reduction in rider or other benefits during the first seven Policy years, the 7-pay test will be applied as if the Policy had originally been issued at the reduced benefit amount. Any Policy received in exchange for a modified endowment contract will also be a modified endowment contract.

     Your agent can provide you with information about the maximum amount of premiums which you can make under your Policy during the first seven Policy years and still satisfy the 7-pay test. This information will be based upon NELICO's current understanding of the Federal tax law. As is the case with any provision of the Internal Revenue Code, there is no assurance that the Internal Revenue Service will agree with NELICO's interpretation. NELICO will monitor any IRS announcements or rulings concerning compliance with the 7-pay test.

     Material Changes.   If a "material change" in the benefits or other
Policy terms occurs under a Policy which has satisfied the 7-pay test, the Policy may be treated as a new Policy entered into on the day on which the material change occurred. The Policy will be retested under the 7-pay test, after making certain adjustments to reflect the Policy's existing cash value. Any increase in future benefits under the Policy (for example, an increase pursuant to the "Salary Refresh" program) may constitute a material change if the increase is not due to the payment of premiums necessary to fund the Policy's lowest death benefit payable in the first seven Policy years, or the crediting of interest or other earnings with respect to such premiums. A material change would also occur if certain Policy changes occurred.

     If you do not wish to have the Policy become a modified endowment contract, you may be required to limit the payment of premiums under the Policy at some point (or limit your reduction of benefits). The point at which you may have to limit the payment of premiums will depend upon the issue age, sex and underwriting class of the insured, investment experience and the amount of your previous payments.

     If you exchange your policy for another life insurance policy, the new insurance policy should be reviewed to determine how the rules regarding modified endowment contracts may apply to the new policy. (See "Exchange of Policy During First 24 Months.")

     Distributions Under Modified Endowment Contracts.   If a Policy is a
modified endowment contract, then the following rules will apply to distributions under such contract:

            (a) Distributions will be includible in your gross income to the extent the cash value of the Policy exceeds your investment in the Policy (i.e., will be treated as income first).

            (b) Loans (including any unpaid interest) are considered
                distributions. Your investment in the Policy will be increased by the amount of any prior loan that was included in your gross income.

            (c) A Policy assignment is treated as a distribution.  For example, in a split dollar insurance plan involving a collateral assignment of the Policy, the collateral assignment is a distribution which will subject any gain that accrues in the Policy to taxation.

            (d) For purposes of determining the amount of the distribution which is includible in gross income, all modified endowment contracts issued by NELICO or its affiliates to the same Policy Owner during any calendar year must be treated as one modified endowment contract.

     Any taxable distribution will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

          (a)  made on or after the date when you attain age 59-1/2;

          (b)  is attributable to your becoming disabled; or

          (c) is part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy) or for the joint lives (or life expectancies) of you and your beneficiary.

     If a Policy becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

     Other Policy Owner Tax Matters.   Federal and state estate, inheritance and
other tax consequences of ownership or receipt of proceeds under the Policy depend upon the individual circumstances of each Policy Owner or beneficiary.

     The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax advisor if you intend to allow the Policy to remain in force beyond the insured's 100th year.

     Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Policy as life insurance. If the Policy does not qualify as life insurance, you may be subjected to immediate taxation on the incremental increases in cash value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and NELICO believes it complies fully with such requirements.

     In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of additional guidance prescribing the circumstances in which an owner's control of the investments of a separate account may cause a Policy Owner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If a Policy Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Owner's gross income.

     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner has additional flexibility in allocating payments and cash values. These differences could result in the owner being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, NELICO does not know what standards will be set forth in the additional guidance which the Treasury has stated it expects to be issued. NELICO therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of the assets of the Separate Account.

     In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences of ownership or receipt of proceeds under the Policy could differ from the principles stated herein. However, if ownership of such Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the rules described above relating to Federal tax treatment, including the rules regarding modified endowment contracts. Policies owned by the trustee under the plans described above may be subject to restrictions under ERISA. You should consult a qualified tax advisor regarding any applicable requirements of ERISA.

     If the Policy is owned as part of a pension or profit-sharing plan qualified under Section 401 of the Code, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will not be subject to Federal income tax. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his cash value or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

     The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new life insurance contract or a change in an existing life insurance contract should consult a tax advisor.

     NELICO believes that Policies subject to the provisions of the Puerto Rican tax law will generally receive the same tax treatment, with certain modifications, as that described above for Policies subject to the Internal Revenue Code. You should note that Policies governed by the Puerto Rican tax law are not currently subject to the above described rules regarding modified endowment contracts. If such a Policy becomes subject to the Internal Revenue Code, however, the rules regarding modified endowment contracts will apply, and they may apply retroactively. You should consult your tax advisor if a Policy governed by the Puerto Rican tax law subsequently becomes subject to the Internal Revenue Code.

Charge for NELICO's Income Taxes

     Under current Federal income tax law no tax is imposed on NELICO as a result of the operations of the Variable Account. Thus, no charge is being made currently to the Variable Account for company Federal income taxes, except for the charge for federal taxes that is deducted from premiums. NELICO reserves its rights to charge the Variable Account for company Federal income taxes in the future.

     Under current laws NELICO may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant and, accordingly, NELICO is not currently making a charge for them. If they increase, however, charges for such taxes attributable to the Variable Account may be made.


                                   MANAGEMENT

     The directors and executive officers of NELICO and their principal business experience during the past five years are:

Directors of NELICO


    Name and Principal                  Principal Business Experience
    ------------------                  -----------------------------
     Business Address                     During The Past Five Years
     ----------------                     --------------------------
Robert A. Shafto             Chairman of NELICO since 1998; formerly, Chairman
                             and Chief Executive Officer 1997-1998 and
                             Chairman, President and Chief Executive Officer
                             1996-1997 of NELICO; Chairman, President and Chief
                             Executive Officer 1993-1996 of The New England.

James M. Benson              President and Chief Executive Officer of NELICO
                             since 1998; formerly, President and Chief
                             Operating Officer 1997-1998 of NELICO; President
                             and CEO 1996-1997 of Equitable Life
                             Assurance Society and COO of Equitable Companies,
                             Inc.; Senior Vice President 1993-1996
                             of Equitable Life Assurance Society.

Susan C. Crampton            Director of NELICO since 1996 and serves as
127 Tarbox Road              Principal of The Vermont Partnership, a
Jericho, VT 05465            business consulting firm located in Jericho,
                             Vermont since 1989; formerly, Director 1989-1996
                             of The New England.

Edward A. Fox                Director of NELICO since 1996 and Chairman of the
RR Box 67-15                 Board of SLM Holdings since 1997;
Harborside, ME 04642         formerly, Director 1994-1996 of The New England
                             and Dean 1990-1994 of The Amos Tuck
                             School of Business Administration at Dartmouth
                             College.

George J. Goodman            Director of NELICO since 1996 and author,
Adam Smith's Money World     television journalist, and editor.
50th Floor
Craig  Drill Capital
General Motors Building
767 Fifth Avenue
New York, NY 10153


Dr. Paul E. Gray             Director of NELICO since 1996 and Professor of
MIT                          Electrical Engineering and Retired Chairman
77 Massachusetts Avenue      of the Corporation of the Massachusetts Institute
Cambridge, MA 02139          of Technology (MIT); formerly, Director
                             1973-1996 of The New England and Chairman of the
                             Corporation 1990-1997 of MIT.


Dr. Evelyn E. Handler        Director of NELICO since 1996 and Executive
California Academy of        Director and Chief Executive Officer of the
 Sciences                    California Academy of Sciences since 1994;
Golden Gate Park             formerly Director 1987-1996 of The New England
San Francisco, CA 94118      and Research Fellow and an Associate 1991-1994 of
                             the Graduate School of Education at
                             Harvard University and a Senior Fellow at The
                             Carnegie Foundation for the Advancement of
                             Teaching.

Philip K. Howard, Esq.        Director of NELICO since 1996 and Partner of the
Howard, Darby & Levin         law firm of Howard, Darby & Levin in New York
1330 Avenue of the Americas   City.
New York, NY 10019


Harry P. Kamen               Director of NELICO since 1996 and Chairman and
Metropolitan Life            Chief Executive Officer of Metropolitan
One Madison Avenue           Life Insurance Company since 1997; formerly,
New York, NY 10010           Chairman, President, and Chief Executive Officer
                             1995-1997 and, Chairman and CEO 1993-1995 of
                             Metropolitan Life.


Terence Lennon               Director of NELICO since 1996 and Senior Vice
Metropolitan Life            President of Metropolitan Life Insurance
One Madison Avenue           Company since 1994; formerly, Assistant Deputy
New York, NY 10010           Superintendent and Chief Examiner
                             1984-1994 of the New York Insurance Department.


Bernard A. Leventhal         Director of NELICO since 1996 and Vice Chairman of
                             the Board of Directors of Burlington

Burlington Industries        Industries, Inc.; formerly, President since 1978
1345 Avenue of the Americas  and Corporate Vice President since 1985 and
New York, NY 10105           Director since 1990 of Burlington Menswear
                             Division.

Thomas J. May                Director of NELICO since 1996 and Chairman,
Boston Edison Company        President and Chief Executive Officer of
800 Boylston Street          Boston Edison Company since 1994; formerly,
Boston, MA 02199             Director 1994-1996 of The New England;
                             President and Chief Operating Officer 1993-1994 of
                             Boston Edison Co.

Stewart G. Nagler            Director of NELICO since 1996 and Senior Executive
Metropolitan Life            Vice President and Chief Financial
One Madison Avenue           Officer of Metropolitan Life Insurance Company
New York, NY 10010           since 1986.

Rand N. Stowell              Director of NELICO since 1996 and President of
United Timber Corp.          United Timber Corp. of Dixfield, Maine;
P.O. Box 650                 formerly, Director 1990-1996 of The New England.
Pine Street
Dixfield, ME 04224

Alexander B. Trowbridge      Director of NELICO since 1996 and President of
Trowbridge Partners Inc.     Trowbridge Partners, Inc. in Washington, D.C.;
 1317 F Street, N.W.,        formerly, Director 1983-1996 of The New England.
Suite 500
Washington, D.C. 20004


Executive Officers of NELICO
Other Than Directors

      Name                   Principal Business Experience
      ----                       During Past Five Years
                                 ----------------------
Robert A. Shafto             See Directors above.

James M. Benson              See Directors above.

David W. Allen               Senior Vice President of NELICO since 1996;
                             formerly, Senior Vice President 1994-1996
                             and Vice President 1990-1994 of The New England.

Thom A. Faria                President, Career Agency System (a business unit of
                             NELICO) since 1996; formerly, Executive Vice
                             President in 1996 and Senior Vice President 1993-
                             1996 of The New England.

Anne M. Goggin               Senior Vice President and Associate General
                             Counsel of NELICO since 1997; formerly, Vice
                             President and Counsel of NELICO in 1996, Vice
                             President and Counsel 1994-1996 and
                             Second Vice President and Counsel 1988-1994 of The
                             New England.

Daniel D. Jordan             Second Vice President, Counsel and Secretary of
                             NELICO since 1996; formerly, Counsel
                             and Assistant Secretary 1985-1996 of The New
                             England.

Richard D. Keidan            Senior Vice President of NELICO since 1996;
                             formerly, Vice President 1994-1996 of Metropolitan
                             Life (Chief Marketing Officer of MetLife
                             Brokerage) and Regional Sales and Marketing
                             Manager 1989-1994 of Phoenix Home Life.

Alan C. Leland, Jr.          Senior Vice President of NELICO since 1996;
                             formerly, Vice President 1984-1996 of The New
                             England.

Bruce C. Long                President, New England Annuities (a business unit
                             of NELICO) since 1996; formerly,

                             President 1994-1996 New England Annuities (a business unit of The New England) and Senior Vice President in 1994 of New England
                             Annuities; Vice President 1992-1994
                             of Keyport Life Insurance.

George J. Maloof             Senior Vice President of NELICO since 1996;
                             formerly, Vice President 1991-1996 of
                             The New England.

Thomas W. McConnell          Senior Vice President of NELICO since 1996 and
                             Director, Chief Executive Officer and
                             President of New England Securities Corporation
                             since 1993; formerly, National Sales
                             Manager 1993 of Alliance Fund Distributors;
                             National Sales Manager 1992-1993 of
                             Equitable Capital Securities.

Thomas W. Moore              Senior Vice President of NELICO since 1996;
                             formerly, Vice President 1990-1996
                             of The New England.

Robert W. Powell             President, Life Brokerage (a business unit of
                             NELICO) since 1996; formerly, Officer-
                             In-Charge 1994-1996 of MetLife Brokerage (a
                             subsidiary of Metropolitan Life
                             Insurance Company) and Marketing Vice President
                             1988-1994 of MetLife.

Richard A. Robinson          Second Vice President and Chief Accounting Officer
                             of NELICO since 1997.

Gregory A. Ross              Executive Vice President and Chief Information
                             Officer since 1997 and President, TNE
                             Information Services (a business unit of NELICO)
                             since 1996; formerly, President, TNE
                             Information Services (a business unit of The New
                             England) and Chief Information Officer
                             1994-1996 and Senior Vice President and Chief
                             Information Officer 1993-1994 of The New
                             England.  President of TNE Information Services,
                             Inc.

Robert E. Schneider          Executive Vice President and Chief Financial
                             Officer of NELICO since 1996; formerly,
                             Director, Executive Vice President and Chief
                             Financial Officer 1993 to 1996 and Executive
                             Vice President and Chief Financial Officer
                             1990-1993 of The New England.

John G. Small, Jr.           President, New England Services (a business unit
                             of NELICO) since 1997; formerly, Senior
                             Vice President 1996-1997 of NELICO and Senior Vice
                             President 1990-1996 of The New England.

Ellen D. Sullivan            Senior Vice President and Associate General
                             Counsel of NELICO since 1997; formerly, Vice
                             President and Counsel in 1996 of NELICO; Vice
                             President and Counsel 1994-1996 and Second
                             Vice President and Counsel 1985-1994 of The New
                             England.

H. James Wilson              Executive Vice President and General Counsel of
                             NELICO since 1996; formerly, Executive Vice
                             President and General Counsel 1993-1996, Senior
                             Vice President and General Counsel 1992-1993 of The
                             New England.

John W. Wright               President, New England Employee Benefits Group (a
                             business unit of NELICO) since 1996; formerly,
                             President 1993-1996 New England Employee Benefits
                             Group (a business unit of The New England) and
                             Senior Vice President 1989-1993 of New England
                             Employee Benefits Group of The New England.

Frederick K. Zimmermann      Executive Vice President and Chief Investment
                             Officer of NELICO since 1996; formerly,
                             Executive Vice President and Chief Investment
                             Officer 1993-1996 and Senior Vice
                             President - Investments 1989-1993 of The New
                             England.

     The principal business address for each of the directors and executive officers is the same as NELICO's except where indicated otherwise.

                                 VOTING RIGHTS

     NELICO is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by applicable Federal securities law, NELICO will give you, as Policy Owner, the right to instruct NELICO how to vote the shares that are attributable to your Policy.

     The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Eligible Fund shares held in any Sub-Account of the Variable Account, or in any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate account of NELICO or an affiliate, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total cash value in that Sub-Account for all policies for which voting instructions are received. No voting privileges apply with respect to cash value removed from the Variable Account as a result of a Policy loan.

     All Zenith Fund shares held by the general account (or any unregistered separate account for which voting privileges were not extended) of NELICO or its affiliates will be voted in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     The SEC requires the Eligible Funds' Boards of Trustees to monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences in voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Board of Trustees will have an obligation to determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If NELICO believes any Eligible Fund action is insufficient, NELICO will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that NELICO may be unable to remedy.

     If required by state insurance authorities, NELICO may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Eligible Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, NELICO may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Eligible Fund portfolio if NELICO (i) reasonably disapproves of the changes and (ii) in the case of a change in investment policy or investment adviser, makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of NELICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Sub-Account. If NELICO does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Policy Owners.

                           RIGHTS RESERVED BY NELICO

  NELICO and its affiliates may change the voting procedures described above, and may vote Eligible Fund shares in their own right without instructions from Policy Owners, if the applicable Federal securities laws or regulations or interpretations of them change. NELICO also reserves the right: (1) to create new investment accounts; (2) to combine any two or more separate investment accounts including the Variable Account; (3) to make available additional Sub-Accounts of the Variable Account investing in additional Eligible Fund portfolios or in portfolios of other mutual funds; (4) to invest the assets of the Variable Account in securities other than Eligible Fund shares or in shares of a different series of the Eligible Funds as a substitute for such shares already purchased or as the securities to be purchased in the future, to withdraw the availability of a series of the Eligible Funds as an investment option under the Policies, or to transfer assets to NELICO's general account as permitted by applicable law; (5) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and (6) to deregister the Variable Account under the Investment Company Act of 1940 if registration is no longer required. NELICO will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. NELICO will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.


                               TOLL-FREE NUMBERS

  For information about historical values of the Variable Account Sub-Accounts, call the toll-free number 1-800-___________.

  For Sub-Account transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, call the toll-free number 1-800-__________.

  You may also call our Client TeleService Center toll-free at 1-800-________ to request current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or to request Policy loans of less than $25,000. Requests must be in writing if the Policy is owned by a corporation or a pension trust.

  For all other types of Policy changes, please contact your registered representative.


                                    REPORTS

  NELICO will send you a statement annually showing your Policy's death benefit, cash value and any outstanding Policy loan principal. NELICO will also confirm Policy loans, subaccount transfers, lapses, surrenders and other Policy transactions when they occur.

  You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.


                             ADVERTISING PRACTICES

  NELICO may from time to time receive endorsements of the Policies from professional organizations. NELICO may refer to or use such endorsements in advertisements or sales material for the Policies. NELICO may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies.

  From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by NELICO as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

  Articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds regarding individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the

Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Policies and the Variable Account may refer to historical, current and prospective economic trends.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.


                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel of NELICO. Sutherland, Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to federal securities laws.


                             REGISTRATION STATEMENT

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.


                                    EXPERTS

  The financial statements of New England Variable Life Separate Account of New England Life Insurance Company ("NELICO") (formerly New England Variable Life Insurance Company) and the consolidated financial statements of NELICO and subsidiaries as of and for the periods ended December 31, 1997 and 1996 included in this Prospectus have been audited by __________________, independent auditors, as stated in their reports appearing herein (whose reports express unqualified opinions and, with respect to NELICO, includes an explanatory paragraph referring to the change in the basis of accounting and the change in corporate organization), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The adjustments that were applied to restate the 1995 financial statements to reflect the effects of the changes for adoption of generally accepted accounting principles and the changes in corporate organization have also been audited by
_______________________.

  The statutory balance sheets of New England Variable Life Insurance Company and New England Pension and Annuity Company as of December 31, 1995, and the related statutory statements of operations, surplus, and cash flows for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports (which reports include adverse opinions as to generally accepted accounting principles and unqualified opinions as to statutory accounting practices prescribed or permitted by the Insurance Department of the State of Delaware) of __________________ independent accountants, given on the authority of that firm as experts in accounting and auditing. The statutory balance sheet of Exeter Reassurance Company, Ltd. as at December 31, 1995, and the related statutory statements of income, capital and surplus, and cash flows for the year then ended (not included herein), have been incorporated herein in reliance on the report (which report includes an adverse opinion as to generally accepted accounting principles and an unqualified opinion as to conformity with The Insurance Act 1978, amendments thereto and related regulations) of _________________, chartered accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated statement of financial condition of New England Securities Corporation as of December 31, 1995, and the related consolidated statements of operations, shareholder's equity, and cash flows for the year then ended (not included herein); the balance sheet of TNE Advisers, Inc. as of December 31, 1995, and the related statements of operations, changes in shareholder's equity (deficit), and cash flows for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports of _______________________., independent accountants, given on the authority of that firm as experts in accounting and auditing. The balance sheet of Newbury Insurance Company, Limited as of December 31, 1995, and the related statements of earnings and retained earnings, and cash flows for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports of _________________, chartered accountants, given on the authority of that firm as experts in accounting and auditing.

  The statements of operations and changes in net assets of New England Variable Life Separate Account for the period ended December 31, 1995, have been incorporated herein in reliance on the reports of ________________________, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  Actuarial matters included in this prospectus have been examined by Rodney J. Chandler, F.S.A., M.A.A.A., Second Vice President and Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                  APPENDIX A

                 ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
                            AND ACCUMULATED PREMIUMS

  The tables in Appendix A illustrate the way the Policies operate. They show how the death benefit and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The insured is assumed to be in the nonsmoker preferred risk classification. The Tables assume no rider benefits and assume that no allocations are made to the Fixed Account. (See "Charges and Expenses.") Each illustration is given for a Policy with an Option 1 and an Option 2 death benefit, and for the cash value accumulation test and guideline premium test. These tables may assist in the comparison of death benefits, net cash values and cash values for the Policies with those under other variable life insurance policies which may be issued by NELICO or other companies.

  Death benefits and cash values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Variable Account's Sub-Accounts, if the actual gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also differ if any policy loan or partial surrender were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates.

  The death benefits and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge and premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy fee, a mortality and expense risk fee, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. (See "Charges and Expenses".) The illustrations are based on an average of the investment advisory fees and operating expenses incurred by the Eligible Funds, at an annual rate of .__% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between TNE Advisers and the Zenith Fund, under which TNE Advisers bears operating expenses of the Zenith Fund Series (other than the Capital Growth Series) that exceed certain amounts. TNE Advisers could terminate the expense cap and expense deferral arrangements at any time. If TNE Advisers terminates these arrangements, the values illustrated on the following pages could be less. (See "Charges Against the Eligible Funds and the Sub-Accounts of the Variable Account".)

  Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of ____%, ____% and ____%, respectively.

  The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash values and cash values illustrated. (See "Charges for NELICO's Income Taxes".)

  The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

  The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.

  NELICO will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium payment schedule requested. Where applicable, NELICO will also furnish upon request an illustration for a Policy which is not affected by the sex of the insured.

                               Male Issue Age 40
                 $50,000 Annual Premium for Seven Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $1,000,070 Face Amount
                             Option 1 Death Benefit
                          Cash Value Accumulation Test

             This illustration is based on CURRENT Policy charges.


            Premiums
            --------
           Accumulated       DEATH BENEFIT            CASH VALUE           Internal Rate of Return        Internal Rate of Return
           -----------       -------------            ----------           -----------------------        -----------------------
 End of       at 5%       Assuming Hypothetical  Assuming Hypothetical        on Net Cash Value               on Death Benefit
 ------       -----       ---------------------  ---------------------        -----------------               ----------------
 Policy      Interest         Gross Annual           Gross Annual        Assuming Hypothetical Gross    Assuming Hypothetical Gross
 ------      --------         ------------           ------------        ---------------------------    ---------------------------
  Year       Per Year       Rate of Return of      Rate of Return of       Annual Rate of Return of       Annual Rate of Return of
  ----       --------       -----------------      -----------------       ------------------------       ------------------------
                            0%     6%     12%       0%     6%     12%         0%      6%      12%          0%       6%        12%
                         ------  -----  ------   ------  -----  ------      -----   -----   ------       -----    -------   -------
        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        15
        20
        25
        30
        35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Seven Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $1,000,070 Face Amount
                             Option 1 Death Benefit
                          Cash Value Accumulation Test

            This illustration is based on GUARANTEED Policy charges.


            Premiums
            --------
           Accumulated       DEATH BENEFIT            CASH VALUE           Internal Rate of Return        Internal Rate of Return
           -----------       -------------            ----------           -----------------------        -----------------------
 End of       at 5%       Assuming Hypothetical  Assuming Hypothetical        on Net Cash Value               on Death Benefit
 ------       -----       ---------------------  ---------------------        -----------------               ----------------
 Policy      Interest         Gross Annual           Gross Annual        Assuming Hypothetical Gross    Assuming Hypothetical Gross
 ------      --------         ------------           ------------        ---------------------------    ---------------------------
  Year       Per Year       Rate of Return of      Rate of Return of       Annual Rate of Return of       Annual Rate of Return of
  ----       --------       -----------------      -----------------       ------------------------       ------------------------
                            0%     6%     12%       0%     6%     12%         0%      6%      12%          0%       6%        12%
                         ------  -----  ------   ------  -----  ------      -----   -----   ------       -----    -------   -------
        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        15
        20
        25
        30
        35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Seven Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $1,000,070 Face Amount
                             Option 2 Death Benefit
                          Cash Value Accumulation Test

             This illustration is based on CURRENT Policy charges.


            Premiums
            --------
           Accumulated       DEATH BENEFIT            CASH VALUE           Internal Rate of Return        Internal Rate of Return
           -----------       -------------            ----------           -----------------------        -----------------------
 End of       at 5%       Assuming Hypothetical  Assuming Hypothetical        on Net Cash Value               on Death Benefit
 ------       -----       ---------------------  ---------------------        -----------------               ----------------
 Policy      Interest         Gross Annual           Gross Annual        Assuming Hypothetical Gross    Assuming Hypothetical Gross
 ------      --------         ------------           ------------        ---------------------------    ---------------------------
  Year       Per Year       Rate of Return of      Rate of Return of       Annual Rate of Return of       Annual Rate of Return of
  ----       --------       -----------------      -----------------       ------------------------       ------------------------
                            0%     6%     12%       0%     6%     12%         0%      6%      12%          0%       6%        12%
                         ------  -----  ------   ------  -----  ------      -----   -----   ------       -----    -------   -------
        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        15
        20
        25
        30
        35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Seven Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $1,000,070 Face Amount
                             Option 2 Death Benefit
                          Cash Value Accumulation Test

            This illustration is based on GUARANTEED Policy charges.






             Premiums                                                                                       Internal Rate of Return
             --------                                                                                       -----------------------
           Accumulated        DEATH BENEFIT               CASH VALUE             Internal Rate of Return       on Death Benefit
           -----------        -------------               ----------             -----------------------       ----------------
 End of       at 5%       Assuming Hypothetical     Assuming Hypothetical           on Net Cash Value        Assuming Hypothetical
 ------       -----       ---------------------     ---------------------           -----------------                Gross
 Policy      Interest          Gross Annual              Gross Annual          Assuming Hypothetical Gross   ---------------------
 ------      --------          ------------              ------------          ---------------------------   Annual Rate of Return
  Year       Per Year       Rate of Return of         Rate of Return of         Annual Rate of Return of              of
             --------       -----------------         -----------------         ------------------------     ---------------------
                           0%       6%      12%       0%      6%      12%         0%      6%      12%         0%      6%     12%
                         ------   -----   ------   ------   -----   ------      -----   -----   ------      -----   -----  --------
    1
    2
    3
    4
    5
    6
    7
    8
    9
    10
    15
    20
    25
    30
    35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Twenty Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $2,900,000 Face Amount
                             Option 1 Death Benefit
                             Guideline Premium Test

             This illustration is based on CURRENT Policy charges.


             Premiums                                                                                       Internal Rate of Return
             --------                                                                                       -----------------------
           Accumulated        DEATH BENEFIT               CASH VALUE             Internal Rate of Return       on Death Benefit
           -----------        -------------               ----------             -----------------------       ----------------
 End of       at 5%       Assuming Hypothetical     Assuming Hypothetical           on Net Cash Value        Assuming Hypothetical
 ------       -----       ---------------------     ---------------------           -----------------                Gross
 Policy      Interest          Gross Annual              Gross Annual          Assuming Hypothetical Gross   ---------------------
 ------      --------          ------------              ------------          ---------------------------   Annual Rate of Return
  Year       Per Year       Rate of Return of         Rate of Return of         Annual Rate of Return of              of
             --------       -----------------         -----------------         ------------------------     ---------------------
                           0%       6%      12%       0%      6%      12%         0%      6%      12%         0%      6%     12%
                         ------   -----   ------   ------   -----   ------      -----   -----   ------      -----   -----  --------
        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        15
        20
        25
        30
        35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Twenty Policy Years
                   Preferred Underwriting Risk for NonSmoker
                             $2,900,000 Face Amount
                             Option 1 Death Benefit
                             Guideline Premium Test

            This illustration is based on GUARANTEED Policy charges.


             Premiums                                                                                       Internal Rate of Return
             --------                                                                                       -----------------------
           Accumulated        DEATH BENEFIT               CASH VALUE             Internal Rate of Return       on Death Benefit
           -----------        -------------               ----------             -----------------------       ----------------
 End of       at 5%       Assuming Hypothetical     Assuming Hypothetical           on Net Cash Value        Assuming Hypothetical
 ------       -----       ---------------------     ---------------------           -----------------                Gross
 Policy      Interest          Gross Annual              Gross Annual          Assuming Hypothetical Gross   ---------------------
 ------      --------          ------------              ------------          ---------------------------   Annual Rate of Return
  Year       Per Year       Rate of Return of         Rate of Return of         Annual Rate of Return of              of
             --------       -----------------         -----------------         ------------------------     ---------------------
                           0%       6%      12%       0%      6%      12%         0%      6%      12%         0%      6%     12%
                         ------   -----   ------   ------   -----   ------      -----   -----   ------      -----   -----  --------
        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        15
        20
        25
        30
        35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
               $50,000 Annual Premium for Seven Policy Years for
                   Preferred Underwriting Risk for NonSmoker
                            $1,000,070 Face Amount
                            Option 2 Death Benefit
                            Guideline Premium Test

             This illustration is based on CURRENT Policy charges.


             Premiums                                                                                       Internal Rate of Return
           ------------                                                                                     -----------------------
           Accumulated        DEATH BENEFIT               CASH VALUE             Internal Rate of Return       on Death Benefit
---------  ------------  ------------------------  ------------------------  ------------------------------ -----------------------
 End of       at 5%       Assuming Hypothetical     Assuming Hypothetical           on Net Cash Value        Assuming Hypothetical
---------  ------------  ------------------------  ------------------------  ------------------------------          Gross
 Policy      Interest          Gross Annual              Gross Annual          Assuming Hypothetical Gross  -----------------------
---------  ------------  ------------------------  ------------------------  ------------------------------  Annual Rate of Return
  Year       Per Year       Rate of Return of         Rate of Return of         Annual Rate of Return of              of
           ------------  ------------------------  ------------------------  ------------------------------ -----------------------
                            0%      6%      12%       0%      6%      12%      0%        6%        12%        0%       6%       12%
                         ------   -----   ------   ------   -----   ------   -----     -----     ------     -----    ------  -------

    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               Male Issue Age 40
                 $50,000 Annual Premium for Seven Policy Years
                   Preferred Underwriting Risk for NonSmoker
                            $1,000,070 Face Amount
                            Option 2 Death Benefit
                            Guideline Premium Test

           This illustration is based on GUARANTEED Policy charges.

             Premiums                                                                                       Internal Rate of Return
           ------------                                                                                     -----------------------
           Accumulated        DEATH BENEFIT               CASH VALUE             Internal Rate of Return       on Death Benefit
---------  ------------  ------------------------  ------------------------  ------------------------------ -----------------------
 End of       at 5%       Assuming Hypothetical     Assuming Hypothetical           on Net Cash Value        Assuming Hypothetical
---------  ------------  ------------------------  ------------------------  ------------------------------          Gross
 Policy      Interest          Gross Annual              Gross Annual          Assuming Hypothetical Gross  -----------------------
---------  ------------  ------------------------  ------------------------  ------------------------------  Annual Rate of Return
  Year       Per Year       Rate of Return of         Rate of Return of         Annual Rate of Return of              of
           ------------  ------------------------  ------------------------  ------------------------------ -----------------------
                           0%       6%      12%      0%       6%     12%        0%        6%       12%           0%      6%     12%
                         ------   -----   ------   ------   -----   ------    -----      -----   ------         -----   ----   -----

   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

     The information contained in this Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not represent what may happen in the future.

     The Policies were not available until ____________, 1998. The Zenith Fund and the Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Goldman Sachs Mid Cap Value Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series of the Zenith Fund commenced operations on May 2, 1994. The remaining Zenith Fund Series commenced operations on October 31, 1994. The Equity-Income Portfolio and Overseas Portfolio of the VIP Fund commenced operations on October 9, 1986 and January 28, 1987, respectively. The High Income Portfolio of the VIP Fund and the Asset Manager Portfolio of the VIP Fund II commenced operations on September 19, 1985 and September 6, 1989, respectively.

     The illustrations are based on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

Variable Account Investment Experience

     The Policies are supported by the Variable Account which invests in the Eligible Funds. The investment experience of the Sub-Account or Sub-Accounts you choose will affect the values and benefits of your Policy.

     Many factors in addition to investment experience will affect the actual values and benefits of your Policy. For instance, these investment experience figures do not reflect the charges deducted from Premiums and Monthly Deductions from the cash value. (See "Charges and Expenses".)

Net Rates of Return

     The annual net rate is the effective earnings rate at which the investment Sub-Accounts increased or decreased over a one-year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the Sub-Accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

     The effective annual net rate of return since inception is the annualized effective interest rate at which the Sub-Accounts increased or decreased since the inception dates of the Sub-Accounts. For each Sub-Account, the rate is calculated by taking the difference between the Sub-Account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                          [INSERT PERFORMANCE TABLES]

Policy Performance

  The material below assumes a Policy was issued with a $________ face amount with annual premiums paid on August 26 of each year (May 1 in the case of the Zenith Stock Index, Zenith Managed and Zenith Small Cap Sub-Accounts; October 31 in the case of the Zenith Balanced, Zenith International Magnum Equity,

Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account, January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Mid Cap Value Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male age __ in the [nonsmoker preferred] risk category. Values and benefits are shown first for Policies with the Option 1 death benefit and then for Policies with the Option 2 death benefit. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular Sub-Account for the period shown. These illustrations of policy investment experience reflect all Policy charges. (See "Charges and Expenses".) (See Appendix A for the definition of the internal rate of return.)

                          [INSERT POLICY PERFORMANCE]

                                  APPENDIX C

                            LONG TERM MARKET TRENDS

     The information below is a comparison of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

     The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

     Over the 53 20-year time periods beginning in 1926 and ending in 1997 (i.e., 1926-1945, 1927-1946, and so on through 1978-1997):

     -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 50 of the 53 periods.

     -- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 53 periods.

     -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 53 periods.

     Over the 43 30-year periods beginning in 1926 and ending in 1997, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 42 periods.

     From 1926 through 1997 the average annual return for common stocks was 10.7%, compared to 5.6% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

* Source: Stocks, Bonds, Bills and Inflation 1998 Yearbook TM, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.


                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                           SPECIFIC HOLDING PERIODS

     The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 1997.

     The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

     The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.


             Percent of Holding Periods with the Following Returns:

                                                                           Greater
                                                                           -------
                                                                            Than
                                                                            ----
Holding       Negative   0-5.00%  5.01-10.00%  10.01-15.00%  15.01-20.00%   20.00%
-------       --------   -------  -----------  ------------  ------------   ------
Period         Return    Return     Return       Return        Return       Return
------         ------    ------     ------       ------        ------       ------
1 year              28        4           11             7            11        38
5 years             10       15           15            31            19         9
10 years             3       10           34            24            26         2
20 years             0        6           32            56             6         0

------------------

Source: Stocks, Bonds, Bills and Inflation 1998 Yearbook TM, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.


                             DOLLAR COST AVERAGING

     Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis, and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

     An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. This price could be lower, however, if the fund chosen does not follow these historical trends.

     Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

                                   APPENDIX D

                             USES OF LIFE INSURANCE

                                [TO BE REVISED]

     The following are examples of ways in which the Policy can be used to address certain financial objectives.


Family Income Protection

     Life insurance may be purchased on the lives of the family income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchased should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the individual's income.


Estate Protection

     Life insurance may be purchased by a trust on the life of the person whose estate will incur federal estate taxes upon the person's death. The amount of insurance purchased would equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate tax costs.


Education Funding

     Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

     In the event of death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any cash value loans or surrenders will reduce the policy death benefit.


Mortgage Protection

     Life insurance may be purchased on the life of the person responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

     During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any cash value loans or surrenders will reduce the policy death benefit.


Key Person Protection

     Life insurance may be purchased by the business on the life of the key person in an amount equal to the key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business uses the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

Business Continuation Protection

     Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.


Retirement Income

     Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any cash value loans or surrenders will reduce the policy death benefit.

     Because the Policy provides a death benefit and for the accumulation of cash value, the Policy can be used for various individual and business planning purposes. Purchasing the Policy in part for such purposes entails certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Sub-Accounts to which cash value is allocated is poorer than expected, or if sufficient premiums are not paid or cash values maintained, the Policy may lapse or may not accumulate sufficient cash value or net cash value to fund the purpose for which the Policy was purchased. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. If you wish to access your Policy's cash value, through loans, surrenders or withdrawals, you should consult your tax advisor about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX E

                                TAX INFORMATION

     The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.



                                   Table 1.1

           Comparison of Tax Treatment of Life Insurance Products and
                         Other Retirement Savings Plans

                                                            Cash-Value
                                                            ----------
                                                               Life     Non-Qualified             Qualified
                                                            ----------  -------------             ---------
                                                            Insurance     Annuities      IRA'S     Pension
                                                            ----------  -------------  ---------  ---------
Annual Contribution Limits                                      No           No            Yes        Yes
Income Eligibility Limits                                       No           No            Yes**      No
Borrowing Treated as Distributions                              No*          Yes         Loans not    Yes,
                                                                                          allowed    beyond
                                                                                                     $50,000
Income Ordering Rules (Income included in First                 No*          Yes           Yes        Yes
     Distribution)
Early Withdrawal Penalties                                      No*          Yes***        Yes***     Yes***
Minimum Distribution Rules by Age 70-1/2                        No           No            Yes        Yes
Maximum Annual Distribution Rules                               No           No            Yes        Yes
Anti-discrimination Rules                                       No           No            No         Yes

Department of the Treasury March 1990
 Office of Tax Analysis

   * If the Policy is not a modified endowment contract.
     ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.
*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

The foregoing information is not intended as tax advice. You should consult with your own tax advisor for more complete information.

                                  APPENDIX F

            CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM TEST

In order to meet the Internal Revenue Code's definition of life insurance, the
 Policies provide that the death benefit will not be less than that required by the "cash value accumulation test" specified in Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" specified in Section
                        --
 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is
                                          -------------------------------------
 issued.  Once the Policy is issued with either the cash value accumulation test
 ------
 or the guideline premium test, that test will be used for the life of the Policy. (See "Death Benefit".)

With respect to the cash value accumulation test, representative net single premiums for selected ages of male and female, nonsmoker insureds are set forth below.

                                                 Net Single Premium
                                                 ------------------
        Age                                 Male Nonsmoker  Female Nonsmoker
        ---                                 --------------  ----------------

        30 . . . . . . . . . . .
        40 . . . . . . . . . . .
        50 . . . . . . . . . . .
        60 . . . . . . . . . . .
        70 . . . . . . . . . . .

With respect to the guideline premium test, Table I shows the percentage of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, that is used to determine the death benefit. Table I

                                             Age of
                                             ------
         Age of                            Insured at
         ------                            ----------
  Insured at Start of    Percentage of      Start of     Percentage of
  -------------------    -------------      --------     -------------
    the Policy Year       Cash Value*   the Policy Year   Cash Value*
    ---------------       ------------  ----------------  -----------
      0 through 40                 250                61          128
           41                      243                62          126
           42                      236                63          124
           43                      229                64          122
           44                      222                65          120
           45                      215                66          119
           46                      209                67          118
           47                      203                68          117
           48                      197                69          116
           49                      191                70          115
           50                      185                71          113
           51                      178                72          111
           52                      171                73          109
           53                      164                74          107
           54                      157           75 through 90    105
           55                      150                91          104
           56                      146                92          103
           57                      142                93          102
           58                      138           94 through 99    101
           59                      134               100          100
           60                      130

* including the pro rata portion of any Monthly Deduction made for a period beyond the date of death.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered. NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

     New England Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium adjustable variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

     The prospectus consisting of ____ pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

     The signatures.

     Written consents of the following persons:

          Independent Auditors (to be filed by amendment)
          H. James Wilson, Esq. (to be filed by amendment)
          Rodney J. Chandler, F.S.A., M.A.A.A.
               (to be filed by amendment)
          Sutherland, Asbill & Brennan LLP
               (to be filed by amendment)

     The following exhibits:

     1.A. (1)          January 31, 1983 resolution of the Board of Directors of
                        NEVLICO **
          (2)          None
          (3) (a)      Distribution Agreement between NEVLICO and NELESCO *
              (b)(i)   Form of Contract between NEVLICO and its General
                       Agents +++
                 (ii)  Form of contract between NEVLICO and its Agents +++
              (c)      Commission Schedule for Policies (to be filed amendment)

          (d)    Form of contract among NES, NELICO and other
                  broker dealers ####
     (4)         None
     (5)  (a)    Specimen of Policy
          (b)    Riders and Endorsements (to be filed by
                  amendment)
          (c)    Acceleration of Benefits Rider ###
     (6)  (a)    Amended and restated Articles of
                  Incorporation of NELICO ##
          (b)    Amended and restated By-Laws of NELICO ####
     (7)         None
     (8)         None
     (9)         None
     (10)        Specimen of Applications for Policy
 2.              See Exhibit 3(i)
 3. (i)          Opinion and Consent of H. James Wilson,
                  Esquire (to be filed by amendment)
    (ii)         Opinion and Consent of Rodney J. Chandler,
                  F.S.A., M.A.A.A.(to be filed by amendment)
 4.              None
 5.              Inapplicable
 6.              Consent of Sutherland, Asbill & Brennan LLP
                  (to be filed by amendment)
 7. (i)          Power of Attorney for Richard Robinson
    (ii)         Powers of Attorney ##
    (iii)        Power of Attorney for James M. Benson ####
 8.              Inapplicable
 9.              Inapplicable
10.              Inapplicable
11.              Consent of Independent Auditors (to be filed
                  by amendment)
12.              Schedule for computation of performance
                  quotations+
13.              Consolidated memorandum describing certain procedures, filed pursuant to Rule
                  6e-2(b)(12)(ii) and
                  Rule 6e-3(T)(b)(12)(iii)@@
14. (i)          Participation Agreement among
                  Variable Insurance Products Fund, Fidelity
                  Distributors Corporation and New England
                  Variable Life Insurance Company ++++
    (ii)         Amendment No. 1 to Participation Agreement
                  among Variable Insurance Products Fund,
                  Fidelity Distributors Corporation and New
                  England Variable Life Insurance Company #
    (iii)        Participation Agreement among Variable
                  Insurance Products Fund II, Fidelity
                  Distributors Corporation and New England
                  Variable Life Insurance Company #

* Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed July 28, 1983.

** Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed April 4, 1983.

+ Incorporated herein by reference to Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed April 28, 1989.

+++ Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed January 12, 1993.

++++ Incorporated herein by reference to the Variable Account's Form S-6
     Registration Statement, File No. 33-64170, filed June 9, 1993.

@@ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 28, 1995.

# Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

## Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

### Incorporated herein by reference to Post-Effective Amendment No. 8 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 30, 1997.

#### Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 17th day of February, 1998.

                                           New England Variable Life Separate
                                              Account
                                               (Registrant)

                                           By: New England Life Insurance
                                               Company
                                                   (Depositor)


                                           By: /s/ H. James Wilson
                                              ---------------------------
                                               H. James Wilson
                                               Executive Vice President
                                               and General Counsel
Attest:


/s/Marie C. Swift
----------------------
  Marie C. Swift

         Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 17th day of February, 1998.


                                  New England Life Insurance Company
(Seal)

Attest:  /s/Marie C. Swift            By:   H. James Wilson
       ------------------------          --------------------------
         Marie C. Swift                     H. James Wilson
                                            Executive Vice President
                                            and General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 17, 1998

                                          President and Chief
        *                                  Executive Officer
-----------------------
James M. Benson

        *
-----------------------                         Director
Susan C. Crampton

        *
-----------------------                         Director
Edward A. Fox

        *
-----------------------                         Director
George J. Goodman

        *
-----------------------                         Director
Paul E. Gray

        *
-----------------------                         Director
Evelyn E. Handler

        *
-----------------------                         Director
Philip K. Howard

        *
-----------------------                         Director
Harry P. Kamen

        *
-----------------------                         Director
Terence Lennon

        *
-----------------------                         Director
Bernard A. Leventhal

        *
-----------------------                         Director
Thomas J. May

        *
-----------------------                         Director
Stewart G. Nagler

                                        Second Vice President and
        *                               Chief Accounting Officer
-----------------------
Richard A. Robinson

        *                               Executive Vice President and
-----------------------                    Chief Financial Officer
Robert E. Schneider

        *
-----------------------                         Chairman
Robert A. Shafto

        *
-----------------------                         Director
Rand N. Stowell

        *
-----------------------                         Director
Alexander B. Trowbridge


                                        By:  /s/Anne M. Goggin
                                           ------------------------
                                             Anne M. Goggin, Esq.
                                              Attorney-in-fact



* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith and filed with the Variable Account's Form S-6 Registration Statement, File No. 333-21767, on February 13, 1997 and filed with Pre-Effective Amendment No. 1 of the Variable Account's Form S-6 Registration Statement, File No. 333-21767, on July 16, 1997.

                                 EXHIBIT LIST


                                                      Sequentially
Exhibit Number                Title                   Numbered Page*
--------------                -----                   --------------


  1.A.5.A.       Specimen of Policy

  1.A.10.        Specimen of Application for Policy

  7.             Power of Attorney










---------
*  Page numbers inserted on manually-signed copy only.